EXHIBIT 99.1

CONTENTS
MD&A	2
Caution Regarding Forward-Looking Statements	2
About Our Business	3
Quarterly Financial Information	7
Financial Results Analysis	8
Consolidated Analysis	8
Segmented Analysis	12
Financial and Capital Management	18
Updates to Our Regulatory Environment	22
Assumptions and Risks that Could Affect Our Business and Results	22
Our Accounting Policies	25
Controls and Procedures	25
Non-GAAP Financial Measures	26
Consolidated Financial Statements	28
Notes to Consolidated Financial Statements	32

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates. Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis. Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries.

All amounts in this MD&A are in millions of Canadian dollars, except where noted.

Please refer to the unaudited consolidated financial statements for the third quarter of 2012 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2011 dated March 8, 2012 (BCE 2011 Annual MD&A). In preparing this MD&A, we have taken into account information available to us up to October 31, 2012, the date of this MD&A, unless otherwise stated.

You will find more information about us, including BCE’s annual information form for the year ended December 31, 2011 dated March 8, 2012 (BCE 2011 AIF) and recent financial reports, on BCE’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A comments on our operations, performance and financial condition for the three months (Q3) and nine months (YTD) ended September 30, 2012 and 2011.

Caution Regarding Forward-Looking Statements

This MD&A and, in particular, but without limitation, the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, contains forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to certain aspects of the business outlook of Bell’s Wireline, Wireless and Media segments, the completion of, and the expected amount and sources of financing for, our proposed acquisition of Astral Media Inc. (Astral), and BCE’s business objectives and strategies. Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
     Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations at October 31, 2012 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in this MD&A for the purpose of giving information about management’s current strategic priorities, expectations and plans, and allowing investors and others to get a better understanding of our business outlook and operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
     Forward-looking statements made in this MD&A are based on a number of assumptions that we believed were reasonable on October 31, 2012. Certain key economic, market and operational assumptions we have used in making forward-looking statements contained in this MD&A include, without limitation, those described in the section of this MD&A entitled Assumptions and Risks that Could Affect Our Business and Results, which section is incorporated by reference in this cautionary statement. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Unless otherwise indicated in this MD&A, in the BCE 2012 First Quarter MD&A or in the BCE 2012 Second Quarter MD&A, the strategic priorities, business outlooks and assumptions described in the BCE 2011 Annual MD&A remain substantially unchanged.
     Important risk factors including, without limitation, competitive, operational, technological, economic, financial and regulatory risks, that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in this MD&A include, but are not limited to, the risks described in the sections of this MD&A entitled Updates to Our Regulatory Environment and Assumptions and Risks that Could Affect Our Business and Results, which sections are incorporated by reference in this cautionary statement. We caution readers that the risks described in the above-mentioned sections of this MD&A are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial position or financial performance.

2  BCE INC.  Q3 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

     Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after October 31, 2012. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

About Our Business

QUARTER IN REVIEW

In the third quarter of 2012, we executed well across the business, posting another solid quarter of EBITDA1 growth, margin expansion and substantial net earnings, consistent with our plans. Our significant investments in broadband wireline and wireless networks and services continued to pay off this quarter as evidenced by positive net subscriber activations across all Bell products in aggregate, reflecting a higher number of new wireless, TV and Internet customers year over year. Although this was offset partly by a year-over-year reduction in network access service (NAS) lines, total NAS losses improved over last year. Importantly, our continued strong generation of free cash flow2 enabled significant investment in our growth platforms, while returning substantial value to shareholders through higher dividends. On August 8, 2012, BCE Inc.’s Board of Directors approved a $0.10 per share increase in the annual common share dividend to $2.27 per share from $2.17 per share, effective with BCE’s third quarter 2012 dividend.
     Bell revenues increased 1.8% in the third quarter of 2012 as strong year-over-year revenue growth of 7.1% at Bell Wireless and 25.5% at Bell Media was moderated by a 4.0% decrease at Bell Wireline. Top-line growth at Bell Wireless was driven by a larger number of postpaid subscribers over last year, in combination with higher blended average revenue per user (ARPU) resulting from greater wireless data usage and revenues consistent with increased smartphone penetration of our overall wireless customer base. Bell Media’s performance this quarter reflected the positive year-over-year impact on advertising revenues from our broadcast of the London Summer Olympic Games and higher subscriber fee revenue driven by market-based rates charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty sports and non-sports services. Revenues in Q3 2012 include a retroactive impact from the Canadian Radio-television and Telecommunications Commission (CRTC)’s decision on July 20, 2012 that settled a dispute between Bell Media and certain distributors in respect of fees to be paid for such specialty TV services. The year-over-year rate of decline in Bell Wireline’s revenues remained relatively stable in Q3 2012 compared to Q2 2012, but was higher than Q3 2011, due largely to the continued decline in traditional voice and data revenues, richer upfront promotional discounts and retention credits on our residential service bundle offers driven by aggressive competitive pricing in the market, and lower data product sales to our business customers. Higher TV revenues moderated the overall decline in wireline revenues this quarter.
     Bell’s EBITDA increased 5.2% this quarter, driven by strong contributions from our wireless and media segments, partly offset by lower EBITDA at Bell Wireline. Bell Wireless’ EBITDA grew 15.2% as a result of higher wireless operating revenues and well-controlled spending over subscriber acquisition and retention. At Bell Media, EBITDA increased 92.6% year over year, reflecting strong growth in revenues and lower non-Olympics-related operating costs. Supported by a 2.6% reduction in wireline expenses this quarter, Bell Wireline’s EBITDA decline was 6.2% in Q3 2012, similar to Q2 2012, despite the ongoing loss of high-margin voice and data revenues and the impact of aggressive competitive pricing actions.
     At Bell Wireless, our postpaid operating metrics continued to perform well on all fronts delivering 148,502 net activations in Q3 2012, up 17.1% from a year ago, lower postpaid customer churn, which improved 30 basis points year over year to 1.2% reflecting the benefits of investing in customer retention and service improvements, and blended ARPU growth of 4.2% driven by a growing smartphone mix, higher roaming revenues and a greater number of wireless customers in the higher-ARPU western Canadian and business markets. Our smartphone customer base increased notably this quarter and now comprises 60% of postpaid subscribers, up from 43% one year earlier. Accelerating smartphone adoption resulted in significantly higher wireless data usage in the quarter, which contributed to wireless data revenue growth of 29.5%. With aggressively priced rate plan offers from the newer wireless service providers targeted at lower-value subscribers, we lost 18,738 net prepaid customers this quarter, representing a 54.4% improvement over Q3 2011, mainly as a result of fewer customer deactivations.
     TV subscriber acquisition in the quarter was driven by steady growth in Fibe TV (our Internet protocol television (IPTV) service) activations as we continued to expand our IPTV service footprint and enhance our service bundle offers to include Fibe TV and Fibe Internet services where commercially available. Fibe TV net customer activations totalled 42,973 in Q3 2012, up from 20,297 in Q3 2011. Lower satellite TV net activations, attributable to the roll-outs of IPTV service by other competing service providers, aggressive customer conversion offers from cable TV competitors and Bell customer migrations to Fibe TV, curtailed the overall increase in TV subscriber net activations this quarter, which totalled 15,846 compared to 26,169 last year.

1

EBITDA is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 of BCE’s Q3 2012 consolidated financial statements. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details.

2

Free cash flow is a non-GAAP financial measure and does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

BCE INC.  Q3 2012  QUARTERLY REPORT  3

Management’s Discussion and Analysis

     We enjoyed increased Internet subscriber activations this quarter with the addition of 13,416 high-speed Internet customers, compared to a net loss of 101 last year. The increase reflected the pull-through of Fibe TV customer activations, enhanced competitive offers, and continued broadband fibre service expansion. Lower customer churn this quarter compared to the third quarter of 2011 also contributed to the year-over-year improvement in high-speed Internet activations.
     In our traditional local telephone business, total NAS net losses decreased 1.2% to 109,280 in Q3 2012 from net losses of 110,629 in Q3 2011, reflecting 11.3% fewer residential NAS line losses, as we continued to experience lower rates of residential NAS turnover in our Fibe TV service areas compared to our non-Fibe TV service areas. This was partly offset by 61% more business access line losses year over year. The improvement in residential NAS line losses was attributable to the positive pull-through effect of service bundle offers that include our Fibe TV and Fibe Internet services, competitive retention offers and customer winbacks. The year-over-year increase in business access line losses resulted from ongoing conversion of voice lines to Internet Protocol (IP)-based services, continued soft demand for new installations and higher wholesale and business customer deactivations, consistent with increased competitive intensity in the mass and mid-sized business markets.
     At Bell Media, advertising revenues increased this quarter, driven by our broadcast of the London Summer Olympic Games. Absent the Olympics, advertising sales across Bell Media’s television, radio and digital media properties continued to be impacted adversely in the quarter by a soft advertising market as a result of a slow-growing economy. Advertising revenues were supported by high audience levels for our conventional and specialty TV channels as evidenced by CTV, Bell Media’s conventional television network, which held 12 of the top 20 programs nationally during the Summer season among all viewers.
     Capital expenditures at Bell increased $36 million, year over year, to $688 million in Q3 2012, as a result of the continued deployment of broadband fibre to residential homes, neighbourhoods and businesses in Ontario and Québec, ongoing enhancement of Bell’s core wireline broadband network to expand our IPTV service footprint, further investment in customer service support systems, the construction of a new Fourth Generation (4G) long-term evolution (LTE) network in urban markets across Canada, as well as the expansion of Bell-branded and The Source (Bell) Electronics Inc. (The Source) retail stores.
     BCE operating revenues in the third quarter of 2012 increased 1.5%, while EBITDA increased 4.0%. This was driven by strong growth at Bell Wireless and Bell Media, partly offset by year-over-year declines at Bell Wireline. Bell Aliant’s revenues also declined, year over year.
     BCE’s cash flows from operating activities were $4,689 million in the first nine months of 2012, compared to $4,031 million in the same period last year. Similarly, free cash flow available to BCE’s common shareholders increased to $1,815 million from $1,697 million in the same corresponding periods, driven mainly by higher EBITDA, lower pension contributions, positive changes in working capital, and the non-recurrence this year of amounts paid to customers in the first quarter of 2011 under Bell’s deferral account obligation. In Q3 2012, free cash flow decreased $321 million, year over year, to $684 million, as a result of the catch-up in accounts receivable cash collections in Q3 2011 following settlement of the Canada Post strike.
     Net earnings attributable to common shareholders decreased 11.4% in the third quarter of 2012 to $569 million, or $0.74 per share, compared to $642 million, or $0.83 per share, in the same quarter last year. The year-over-year decrease in earnings was due to the favourable resolution of uncertain tax matters in the third quarter of 2011, higher depreciation expense, as well as increased interest expense, partly offset by higher EBITDA and lower severance, acquisition and other costs. Similarly, despite strong EBITDA growth this quarter, Adjusted net earnings per share3 (Adjusted EPS) decreased to $0.76 per common share from $0.93 per common share in the previous year, as a result of the aforementioned favourable resolution of uncertain tax matters in Q3 2011 that did not recur this year.

3

Adjusted net earnings and Adjusted EPS are non-GAAP financial measures and do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Adjusted net earnings and Adjusted EPS in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

4  BCE INC.  Q3 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Customer Connections

		NET ACTIVATIONS			TOTAL CONNECTIONS
					SEPTEMBER 30,	SEPTEMBER 30,
	Q3 2012	Q3 2011	% CHANGE		2012	2011	% CHANGE
NAS(1)	(109,280)	(110,629)	1.2%		5,768,609	6,205,336	(7.0%	)
Growth services portfolio:
Wireless	129,764	85,749	51.3%		7,576,027	7,369,596	2.8%
Postpaid(2)	148,502	126,854	17.1%		6,281,211	5,843,180	7.5%
Prepaid	(18,738)	(41,105)	54.4%		1,294,816	1,526,416	(15.2%	)
High-speed Internet(2)(3)	13,416	(101)	n.m.		2,108,100	2,111,661	(0.2%	)
TV(2)(4)(5)	15,846	26,169	(39.4%	)	2,136,765	2,075,877	2.9%
Total growth services	159,026	111,817	42.2%		11,820,892	11,557,134	2.3%

n.m.: not meaningful
(1)	Residential NAS losses in Q2 2012 were increased by 7,692 lines following a review of customer account records.
(2)	At the beginning of Q3 2012, our wireless postpaid, high-speed Internet and TV subscriber bases were reduced by 7,100 customers, 8,844 customers and 7,514 customers, respectively, to adjust for customer deactivations.
(3)

At the beginning of 2012, our high-speed Internet subscriber base was reduced by 20,953 customers to reflect the decommissioning of our worldwide interoperability for microwave access (WiMax) network and our decision to shut down our cable TV business in Montréal in 2012.

(4)	At the beginning of 2012, our TV subscriber base was reduced by 9,527 customers following our decision to shut down our cable TV business in Montréal in 2012.
(5)	Our TV customer base was increased by 15,260 customers to include the cable operations of Northwestel Inc. at the beginning of 2011.

OTHER CORPORATE AND BUSINESS DEVELOPMENTS

Common share dividend increase

On August 8, 2012, BCE Inc.’s Board of Directors approved a $0.10 per share increase in the annual common share dividend to $2.27 per share from $2.17 per share, effective with BCE’s third quarter 2012 dividend payable on October 15, 2012 to shareholders of record at the close of business on September 14, 2012. This dividend increase represents BCE’s eighth increase to the annual common share dividend, representing a 55% overall increase, since the fourth quarter of 2008.

Update on the proposed acquisition of Astral

Following extensive public hearings held during the week of September 10, 2012, on October 18, 2012, the CRTC issued Broadcasting Decision CRTC 2012-574 pursuant to which it denied BCE’s application to acquire Montréal-based Astral. On October 22, 2012, BCE requested that the federal Cabinet issue a policy direction to the CRTC to require it to adhere to its existing policies when considering broadcast acquisitions. If successful, BCE and Astral would re-apply to the CRTC for approval of the transaction.
     BCE initiated its proposed acquisition of Astral on March 16, 2012 with the signing of a definitive agreement to acquire all of the issued and outstanding shares of Astral. The transaction is valued at approximately $3.38 billion, including net debt of $380 million. On May 24 and May 25, 2012, the transaction was approved by over 99% of Astral shareholders and by the Québec Superior Court, respectively.
     If the CRTC’s decision stands, one of the closing conditions for BCE’s acquisition of Astral will not be met and the transaction will not proceed. A break-up fee of $150 million is payable by BCE to Astral should the transaction not close for regulatory reasons. The transaction also remains subject to approval by the Competition Bureau and is subject to other customary closing conditions.
     On October 25, 2012, Astral announced an extension of the Outside Date (as defined under the definitive agreement entered into by BCE and Astral) to December 16, 2012. BCE and Astral both have the right to further postpone the Outside Date to January 15, 2013.

Acquisition of ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE) completed

On August 22, 2012, BCE announced the closing of its transaction to acquire an ownership position in MLSE following all regulatory and sports league approvals. MLSE offers Bell access to broadcast rights across multiple platforms for the premier professional sports teams – the Toronto Maple Leafs, Raptors, Marlies and Toronto FC – in Canada’s largest marketplace.
     BCE is part of the all-Canadian group that announced the purchase of MLSE on December 9, 2011. BCE, together with the BCE Master Trust Fund (Master Trust), an independent trust that holds pension fund investments serving the pension obligations of BCE Group pension plans, in a joint ownership arrangement with Rogers Communications Inc. (Rogers), have jointly acquired a net 75% equity ownership in MLSE, and have formed a holding company to govern their combined ownership position. Kilmer Sports Inc. (KSI) has increased its 20.5% ownership stake in MLSE to 25%. BCE’s cash commitment totalled $398 million, representing a 28% indirect equity interest in MLSE, while the Master Trust contributed $135 million. BCE and the Master Trust own an aggregate 37.5% interest in MLSE, equal to Rogers’ interest. We recorded an investment in MLSE totalling $533 million and a liability of $135 million for our obligation to repurchase the Master Trust’s interest at an agreed minimum price should the Master Trust exercise its put option. BCE accounts for the 37.5% interest in MLSE using the equity method.

BCE INC.  Q3 2012  QUARTERLY REPORT  5

Management’s Discussion and Analysis

Acquisition of Q9 Networks Inc. (Q9) completed

On October 17, 2012, an investor group comprising BCE, Ontario Teachers’ Pension Plan Board (Teachers’), Providence Equity Partners LLC (Providence) and Madison Dearborn Partners LLC (Madison Dearborn) announced the completion of its acquisition of Canadian data centre operator Q9. Of the $1.1 billion purchase price, Teachers’, Providence and Madison Dearborn together contributed $430 million and BCE provided $185 million of the equity funding. New debt financing by Q9 also funded a portion of the acquisition price.
     Bell Business Markets, the Bell unit that provides network connectivity, data hosting and other managed services to business clients across Canada, has concluded a commercial arrangement with Q9 to enable the continued growth of their respective businesses.
     Concurrent with the acquisition closing and entering into the commercial arrangement, BCE and its partners have settled the reverse break-fee proceedings initiated in 2008 after the termination of the proposed privatization of BCE. Under the settlement, BCE received certain consideration, including increased equity ownership in Q9, and a path to full ownership with an option at a favourable valuation to acquire the partners’ entire equity interest in Q9 in the future.
     Q9 is Canada’s leading provider of outsourced data centre solutions such as hosting, co-location and cloud computing services. Headquartered in Toronto and with 12 data centres in British Columbia, Alberta and Ontario, Q9 will continue to operate as a stand-alone entity managed by its existing executives, including CEO Osama Arafat and President and COO Paul Sharpe. Q9 will be accounted for using the equity method.

Fibe TV subscriber base surpasses 200,000 as footprint expands to more than 2.8 million homes

We added 42,973 net new Fibe TV customers this quarter, bringing the total number of IPTV subscribers to 200,064 at the end of the third quarter of 2012. This was supported by the continued expansion of our Fibe TV footprint in communities across Ontario and Québec. At the end of Q3 2012, Bell’s IPTV footprint reached more than 2.8 million households, up from approximately 1.5 million households at the end of Q3 2011.

Bell Mobility Inc. (Bell Mobility) expands 4G LTE mobile network coverage and wireless device lineup

Our next-generation, LTE mobile network now reaches 19 million Canadians, or more than 55% of the Canadian population, coast-to-coast in 30 markets in 7 provinces and territories. LTE service is available to customers using compatible mobile devices in cities including Montréal, Québec City, Toronto, Ottawa, London, Hamilton, Kitchener-Waterloo, Guelph, Peterborough, Belleville, Vancouver, Victoria, Calgary, Edmonton, Halifax, Yellowknife and Whitehorse. Bell’s 4G LTE network offers Internet and data access speeds as high as 75 megabits per second (Mbps), with typical speeds ranging between 12 and 25 Mbps, making it easier for users to download applications, stream high-definition (HD) TV and music, play on-line games or conference and chat with virtually no delays or buffering. LTE complements Bell’s high-speed packet access plus (HSPA+) network, which already serves more than 97% of the Canadian population.
     During the third quarter, Bell Mobility continued to bring customers the latest in wireless devices with the introduction of several new smartphones, including Apple’s iPhone 5, Motorola’s ATRIX HD LTE and RAZR V, and Sierra Wireless’ 763 4G LTE Turbo Hotspot. These devices allow Bell Mobility customers to experience the 4G speeds of our LTE wireless network.

Enhancing the customer experience

Through ongoing investments in new service systems and improved policies and processes, we continued to make progress in enhancing the customer experience.
     All customer bills, including Bell Mobility, can now be consolidated into a single One Bill either in paper form or online. We also revamped our online billing system with more self-serve options and easy access to account information, allowing customers to view updates on their Internet data usage, view current balances, choose billing options, register for pre-authorized payments and chat live with a customer service agent. Furthermore, our new Mobile Self-Serve app lets customers manage their account directly from their device. Mobility subscribers can view voice, data, text and event usage, their account balance as well as bill payment and rate plan details. The self-serve app is pre-loaded on most Bell phones.
     Another major development has been the introduction of Order Max, a household ordering tool Bell agents use to connect with technicians to help ensure we meet all customers’ needs during a single service visit. All Bell Residential Services sales and loyalty front-line service members are now fully knowledgeable and able to support all three residential services – Bell Home Phone, Internet and TV.
     We also recently introduced a new pricing model for mobile data offering customers greater flexibility to take advantage of data services and pay only for what they use without the need to subscribe to a data bundle. With the flex data option, the monthly fee automatically adjusts according to a customer’s monthly data usage, ensuring that customers get the best rate available.

6  BCE INC.  Q3 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Bell partners with Cirque du Soleil in new Québec-based content development company

On August 28, 2012, Bell and Cirque du Soleil announced the formation of a new joint venture to develop Québec-based media content for television, film, digital, and gaming platforms. Headquartered in Montréal, the new company will develop entertainment projects for sale and licensing around the world, leveraging Cirque du Soleil’s creative resources, consumer insight, and infrastructure with Bell Media’s production experience, media platforms, and diverse distribution capabilities. Supporting the creation of new Québec-based media jobs, the joint venture is another extension of Bell’s strategy of investment in the development and distribution of Québec content. Cirque du Soleil will contribute its library of existing content and current projects to the partnership.

Quarterly Financial Information

BCE’s 2012 third quarter interim financial report was prepared in accordance with International Financial Reporting Standards (IFRS) under International Accounting Standard (IAS) 34 – Interim Financial Reporting.
     The following table shows selected consolidated financial data of BCE, prepared in accordance with IFRS, for the eight most recently completed quarters.

		2012		2011				2010
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Operating revenues	4,982	4,923	4,909	5,166	4,910	4,955	4,466	4,679
EBITDA(1)	2,019	2,041	1,927	1,869	1,941	1,986	1,833	1,748
Severance, acquisition and other costs	(24)	(20)	(19)	1	(130)	(219)	(61)	(86)
Depreciation	(674)	(664)	(644)	(661)	(628)	(638)	(611)	(607)
Amortization	(180)	(178)	(181)	(181)	(180)	(183)	(179)	(193)
Net earnings	689	879	676	573	736	683	582	344
Net earnings attributable to common shareholders	569	773	574	486	642	590	503	318
Net earnings per common share
Basic	0.74	1.00	0.74	0.62	0.83	0.76	0.67	0.42
Diluted	0.74	1.00	0.74	0.62	0.83	0.76	0.67	0.42
Included in net earnings:
Severance, acquisition and other costs	(19)	(15)	(14)	2	(82)	(162)	(40)	(67)
Net gains on investments	–	–	8	–	–	89	–	–
Fair value adjustment on fund unit liability	–	–	–	–	–	–	–	(58)
Adjustment to reflect interest on fund unit liability as non-controlling interest	–	–	–	–	–	–	–	(3)
Adjusted net earnings(1)	588	788	580	484	724	663	543	446
Adjusted EPS(1)	0.76	1.02	0.75	0.62	0.93	0.86	0.72	0.59
Average number of common shares outstanding – basic (millions)	774.2	773.7	774.3	778.1	777.6	776.6	752.9	754.1

(1)	EBITDA, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – EBITDA and Adjusted net earnings and Adjusted EPS in this MD&A for more details, including, for Adjusted net earnings and Adjusted EPS, a reconciliation to the most comparable IFRS financial measures.

BCE INC.  Q3 2012  QUARTERLY REPORT  7

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in Q3 2012 and year-to-date (YTD) 2012 compared with Q3 2011 and YTD 2011. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

	Q3 2012	Q3 2011	% CHANGE		YTD 2012	YTD 2011	% CHANGE
Operating revenues	4,982	4,910	1.5%		14,814	14,331	3.4%
Operating costs	(2,963)	(2,969)	0.2%		(8,827)	(8,571)	(3.0%	)
EBITDA	2,019	1,941	4.0%		5,987	5,760	3.9%
Severance, acquisition and other costs	(24)	(130)	81.5%		(63)	(410)	84.6%
Depreciation	(674)	(628)	(7.3%	)	(1,982)	(1,877)	(5.6%	)
Amortization	(180)	(180)	–		(539)	(542)	0.6%
Finance costs
Interest expense	(223)	(210)	(6.2%	)	(633)	(627)	(1.0%	)
Interest on employee benefit obligations	(243)	(247)	1.6%		(728)	(736)	1.1%
Expected return on pension plan assets	267	259	3.1%		802	772	3.9%
Other (expense) income	(5)	11	n.m.		28	134	(79.1%	)
Earnings before income taxes	937	816	14.8%		2,872	2,474	16.1%
Income taxes	(248)	(80)	n.m.		(628)	(473)	(32.8%	)
Net earnings	689	736	(6.4%	)	2,244	2,001	12.1%
Net earnings attributable to:
Common shareholders	569	642	(11.4%	)	1,916	1,735	10.4%
Preferred shareholders	36	33	9.1%		105	93	12.9%
Non-controlling interest	84	61	37.7%		223	173	28.9%
Net earnings	689	736	(6.4%	)	2,244	2,001	12.1%
Earnings per share (EPS)	0.74	0.83	(10.8%	)	2.48	2.26	9.7%
Adjusted EPS	0.76	0.93	(18.3%	)	2.53	2.51	0.8%

n.m.: not meaningful

Operating Revenues

Total operating revenues for BCE were $4,982 million in the third quarter of 2012, up 1.5% from $4,910 million in the third quarter of 2011, due to higher revenues at Bell. Bell Aliant revenues were modestly lower compared to last year. In the first nine months of 2012, BCE operating revenues were $14,814 million, representing a 3.4% increase compared to operating revenues of $14,331 million in the first nine months of 2011.
     Bell’s operating revenues increased 1.8% in Q3 2012 to $4,392 million from $4,313 million in Q3 2011, due to higher revenue at both Bell Wireless and Bell Media, partly offset by lower revenues at our Bell Wireline segment. Operating revenues for Bell in the third quarter of 2012 were comprised of service revenues of $4,019 million, which were 2.1% higher than in the third quarter of 2011, and product revenues of $373 million, which decreased 1.1% over last year. In the first nine months of 2012, Bell’s operating revenues increased 4.0% to $13,065 million from $12,557 million in 2011, mainly as a result of the acquisition of CTV Inc. (CTV) and higher revenue at Bell Wireless. Operating revenues for Bell in the first nine months of 2012 were comprised of service revenues of $11,930 million, which were 4.6% higher than in the first nine months of 2011, and product revenues of $1,135 million, which were 1.4% lower compared to the same period last year.
     Bell Wireline revenues decreased 4.0% in Q3 2012 and 3.8% year to date compared with the same periods in 2011, due mainly to the continued decline in traditional voice and data revenues, richer upfront promotional discounts and retention credits for customers as a result of continued aggressive competitive pricing on service bundle offers in the market, decreased data product sales to our business customers, and lower consumer electronics equipment sales at The Source. Higher TV revenues moderated this decline.
     Bell Wireless’ revenues grew 7.1% in the third quarter of 2012 and 6.4% in the first nine months of the year as a result of increased service revenues from a larger postpaid subscriber base and increased data usage that generated higher blended ARPU year over year.
     Bell Media’s revenue increased 25.5% this quarter, due to higher advertising revenues generated by our broadcast of the London Summer Olympic Games and higher subscriber fee revenue driven by market-based rates charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty sports and non-sports services. The total for Q3 2012 includes a retroactive impact from the CRTC’s decision on July 20, 2012 that settled a dispute between Bell Media and certain distributors in respect of fees to be paid for such specialty TV services. In the first nine months of 2012, Bell Media’s revenue was $1,592 million. Revenue is not comparable to the first nine months of 2011 given that the acquisition of CTV occurred on April 1, 2011.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

8  BCE INC.  Q3 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Operating Costs

Operating costs for BCE in the third quarter of 2012 were essentially unchanged, year over year, decreasing 0.2% to $2,963 million from $2,969 million in the third quarter of 2011. In the first nine months of 2012, BCE’s operating costs increased 3.0%, year over year, to $8,827 million from $8,571 million in 2011, reflecting higher operating costs at Bell due to the acquisition of CTV. Bell Aliant’s operating costs this quarter and in the first nine months of 2012 increased slightly to $367 million and $1,089 million, respectively, from $364 million and $1,078 million in the same periods last year, as savings from productivity initiatives and operating efficiencies were offset by higher TV costs consistent with growth in Bell Aliant’s FibreOP TV subscriber base, increased marketing and sales expenses attributable to increased FibreOP advertising and sales activity, and higher cost of product sales.
     Bell’s operating costs were $2,704 million in Q3 2012, down 0.1% from $2,708 million in Q3 2011. The small year-over-year improvement was due to decreased operating costs at Bell Wireline, offset largely by higher costs at Bell Wireless and Bell Media consistent with the growth in revenues. In the first nine months of 2012, Bell’s operating costs increased 3.4% to $8,056 million from $7,793 million in 2011, due to the acquisition of CTV and modestly higher costs at Bell Wireless, partly offset by lower operating costs at Bell Wireline.
     Lower operating costs at Bell Wireline, which improved 2.6% to $1,527 million this quarter and 2.8% to $4,623 million in the first nine months of 2012 from $1,567 million and $4,754 million in the same respective periods last year, were primarily the result of lower cost of goods sold due to decreased product revenues, reduced labour costs, lower operating taxes, billing and IT-related cost savings from previously renegotiated vendor contracts, decreased fleet management costs, and reduced residential customer call volumes. These factors were partly offset by increased content and support costs to grow and manage Fibe TV, as well as increased advertising and sales costs.
     Bell Wireless’ operating costs were $880 million in Q3 2012, up 2.6% from $858 million in Q3 2011. The increase was due to higher wireless handset subsidies consistent with increased smartphone sales and greater customer retention spending year over year, higher payments to other carriers driven by increased data roaming volume, and increased advertising. These factors were partly offset by lower labour costs resulting from workforce reduction initiatives undertaken in 2011 and higher network labour capitalization due to our LTE network build, lower content costs, reduced customer call volume, decreased subscriber acquisition-related sales costs and lower bad debt expense. Similarly, in the first nine months of 2012, wireless operating costs increased 0.8% to $2,484 million from $2,464 million in the same period last year.
     Bell Media’s operating costs increased 10.2% in Q3 2012 to $390 million from $354 million in Q3 2011, due primarily to expenses related to our broadcast of the London Summer Olympic Games. Lower TV programming costs, reduced labour and general and administrative expenses, as well as a net non-cash credit of $22 million related to amortization of the fair value of certain programming rights, partly offset the year-over-year increase in Bell Media’s operating costs this quarter. Year to date, Bell Media operating costs totalled $1,203 million. Media operating costs are not comparable to the first nine months of 2011 given that the acquisition of CTV occurred on April 1, 2011.
     Total employee benefit plans service cost at BCE decreased to $37 million this quarter and $165 million year to date from $62 million and $182 million in the corresponding periods in 2011, due to lower employee benefit plans service cost at Bell. Employee benefit plans service cost at Bell totalled $23 million in Q3 2012 and $122 million in the first nine months of 2012, down from $46 million and $135 million in the third quarter and first nine months of 2011, respectively. A gain was recognized in Q3 2012 relating to the phase-out of post-employment benefits for certain employees, partly offset by the unfavourable impact of a lower discount rate used to value employee benefit obligations. Year to date, this was also partly offset by incremental employee benefit plans service cost from the acquisition of CTV. Employee benefit plans service cost at Bell Aliant was $14 million this quarter and $43 million year to date, compared to $16 million and $47 million in the same respective periods last year.

EBITDA

EBITDA at BCE increased 4.0% this quarter and 3.9% year to date to $2,019 million and $5,987 million, respectively, from $1,941 million and $5,760 million in the same periods in 2011. This corresponded to an EBITDA margin of 40.5% in Q3 2012 compared to 39.5% in Q3 2011. The year-over-year increases were due to higher EBITDA at Bell, moderated by lower EBITDA at Bell Aliant. In the first nine months of 2012, BCE’s EBITDA margin remained relatively stable, year over year, at 40.4% compared to 40.2% in 2011.
     Bell’s EBITDA was $1,688 million in Q3 2012 and $5,009 million year to date, up 5.2% and 5.1%, respectively, from $1,605 million and $4,764 million in the same periods last year. These increases were driven by higher EBITDA at Bell Wireless and Bell Media, moderated by a year-over-year decline at our Bell Wireline segment. This resulted in a year-over-year improvement in Bell’s EBITDA margin in Q3 2012 to 38.4% from 37.2% in Q3 2011. Similarly, Bell’s EBITDA margin in the first nine months of 2012 increased to 38.3% from 37.9% in the same period last year, despite the upfront costs associated with growing our Bell Fibe TV customer base and the inclusion of lower-margin Bell Media revenues in our operating results beginning in the second quarter of 2011.
     EBITDA at our Bell Wireline segment decreased 6.2% in the third quarter and 5.4% in the first nine months of 2012, mainly as a result of lower year-over-year revenues, as described above, partly offset by reduced operating costs.
     Bell Wireless EBITDA increased 15.2% in Q3 2012 and 16.3% year to date, driven by higher wireless operating revenues and well-controlled operating costs as described above.

BCE INC.  Q3 2012  QUARTERLY REPORT  9

Management’s Discussion and Analysis

     Bell Media’s EBITDA increased 92.6% in Q3 2012, as a result of growth in advertising and subscriber fee revenues, year over year, offset partly by higher operating costs. Both revenues and operating costs were impacted this quarter by Bell Media’s broadcast of the London Summer Olympic Games. In the first nine months of 2012, Bell Media’s EBITDA was $389 million. Bell Media EBITDA is not comparable to the first nine months of 2011 given that the acquisition of CTV occurred on April 1, 2011.
     As a result of relatively stable revenues and continued focus on expense management and productivity improvements, Bell Aliant’s year-over-year EBITDA decline was 1.5% this quarter and 1.8% in the first nine months of this year.
     See Segmented Analysis for a discussion of EBITDA on a segmented basis.

Severance, Acquisition and Other Costs

We recorded severance, acquisition and other costs of $24 million in the third quarter of 2012 and $63 million year to date. These included:

  severance costs related to involuntary and voluntary workforce reduction initiatives of $10 million in Q3 2012 and $33 million year to date acquisition and other costs of $14 million in Q3 2012 and $30 million year to date.

We recorded severance, acquisition and other costs of $130 million in the third quarter of 2011 and $410 million year to date. These included:

  severance costs related to involuntary and voluntary workforce reduction initiatives of $121 million in Q3 2011 and $182 million year to date acquisition and other costs of $9 million in the third quarter of 2011 and $228 million year to date. Year-to-date acquisition costs included $164 million relating to the CRTC tangible benefit obligation that we were ordered to pay over seven years to benefit the Canadian broadcasting system as part of our acquisition of CTV. Year-to-date other costs included $20 million relating to the write-off of remaining payments on certain leased equipment and $10 million relating to an administrative amount levied by the federal Competition Bureau pursuant to a consent agreement.

Depreciation and Amortization

Depreciation

Depreciation of $674 million in the third quarter of 2012 and $1,982 million year to date represented increases of $46 million, or 7.3%, and $105 million, or 5.6%, respectively, compared to $628 million and $1,877 million for the same periods last year. The increases were due to a higher depreciable asset base in 2012 as we continued to invest in our broadband and wireless networks, as well as in our TV services. Year to date, our acquisition of CTV on April 1, 2011 also contributed to the increase.

Amortization

Amortization of $180 million in the third quarter of 2012 remained unchanged compared to the same period last year.
     Amortization of $539 million year to date in 2012 decreased when compared to $542 million in 2011 due to a lower asset base in 2012, partly offset by incremental amortization resulting from our acquisition of CTV on April 1, 2011.
     Q3 2012 operating costs included a credit of $22 million compared to a charge of $9 million in Q3 2011 related to the amortization of the fair value of certain programming rights, which resulted from the allocation of the purchase price for CTV. Year to date, charges of $22 million in 2012 and $30 million in 2011, were included in operating costs.

Finance Costs

Interest expense

Interest expense of $223 million in the third quarter of 2012 and $633 million year to date represented increases of $13 million, or 6.2%, and $6 million, or 1.0%, respectively, compared to $210 million in Q3 2011 and $627 million year to date in 2011. These increases are a result of an increase of average debt levels and interest expense on a new satellite which was placed in service in June 2012, partly offset by lower interest expense on the securitized trade receivables program due to a lower average balance, lower average interest rates on debt, and underwriting fees incurred in 2011 to finance the CTV acquisition.

Interest on employee benefit obligations

Interest on employee benefit obligations of $243 million in the third quarter of 2012 and $728 million year to date represented decreases of $4 million, or 1.6%, and $8 million, or 1.1%, respectively, compared to $247 million and $736 million, for the same periods last year. In 2012, a lower discount rate was used to value our employee benefit obligations because of a reduction in market interest rates. This was partly offset by higher interest on a higher benefit obligation and, year to date, the acquisition of CTV’s benefit obligation on April 1, 2011.

10  BCE INC.  Q3 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Expected Return on Pension Plan Assets

The expected return on pension plan assets of $267 million in the third quarter of 2012 and $802 million year to date represented increases of $8 million, or 3.1%, and $30 million, or 3.9%, respectively, compared to $259 million in the third quarter of 2011 and $772 million year to date in 2011. These increases were a result of increased assets in the pension plans in 2012 due to contributions to the plan, including a voluntary contribution of $750 million in December 2011, and the return earned, partly offset by the decrease in the return on pension plan assets in 2012. Year to date, our acquisition of CTV on April 1, 2011 also contributed to the increase.

Other (Expense) Income

Other expense of $5 million in the third quarter of 2012 represented a decrease of $16 million compared to other income of $11 million in the third quarter of 2011. In Q3 2012, we recognized a $10 million net mark-to-market gain on economic hedges, compared to a $36 million gain in 2011. We also recognized equity losses of $16 million compared to equity losses of $2 million in 2011. These decreases were offset by foreign exchange gains in Q3 2012 compared to foreign exchange losses in Q3 2011.
     Other income of $28 million year to date represented a decrease of $106 million, or 79.1%, compared to $134 million for the same period last year. In 2012, we recognized a $23 million net mark-to-market gain on economic hedges. In 2011, we recognized a gain of $89 million on remeasurement of our previously held 15% equity interest in CTV as at the acquisition date and a $55 million net mark-to-market gain on economic hedges, partly offset by an impairment of our Calgary Westwinds campus that was under a finance lease of $17 million.

Income Taxes

Income taxes of $248 million in the third quarter of 2012 represented an increase of $168 million compared to $80 million in the third quarter of 2011. This increase is due to favourable resolutions of uncertain tax matters in 2011 and higher taxable income in 2012. The increase was partly offset by a lower corporate tax rate.
     Income taxes of $628 million year to date represented an increase of $155 million compared to $473 million year to date in 2011. This increase is due to higher taxable income in 2012, higher deferred tax expense reflecting the Ontario corporate tax rate for future years and favourable resolutions of uncertain tax matters in 2011. The increase was offset by a lower corporate tax rate.

Net Earnings and EPS

Net earnings attributable to common shareholders for the third quarter of 2012 was $569 million, or $0.74 per common share, compared with net earnings of $642 million, or $0.83 per common share, for the same period last year. The decrease in 2012 was a result of the favourable resolution of uncertain tax matters in 2011, higher depreciation, and increased interest expense. This decrease was partly offset by higher EBITDA and lower severance, acquisition and other costs.
     Excluding the impact of severance, acquisition and other costs, and net gains on investments, Adjusted net earnings was $588 million in the third quarter of 2012, a decrease of $136 million compared to $724 million for the same period last year. As a result, Adjusted EPS decreased 18.3% in Q3 2012 to $0.76 per common share from $0.93 per common share in Q3 2011.
     Year to date, net earnings attributable to common shareholders was $1,916 million, or $2.48 per common share in 2012, compared with net earnings of $1,735 million, or $2.26 per common share, for the same period last year. The increase in 2012 was a result of higher EBITDA and lower severance, acquisition and other costs. This increase was partly offset by higher depreciation, lower gains on investments, and higher tax expense.
     Excluding the impact of severance, acquisition and other costs, and net gains on investments, Adjusted net earnings was $1,956 million year to date in 2012, an increase of $26 million compared to $1,930 million for the same period last year. As a result, Adjusted EPS increased 0.8% year to date to $2.53 per common share from $2.51 per common share in 2011.

BCE INC.  Q3 2012  QUARTERLY REPORT  11

Management’s Discussion and Analysis

SEGMENTED ANALYSIS

Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

OPERATING REVENUES	Q3 2012	Q3 2011	% CHANGE		YTD 2012	YTD 2011	% CHANGE
Bell Wireline	2,505	2,610	(4.0%	)	7,612	7,912	(3.8%	)
Bell Wireless	1,434	1,339	7.1%		4,115	3,866	6.4%
Bell Media	546	435	25.5%		1,592	964	65.1%
Inter-segment eliminations	(93)	(71)	(31.0%	)	(254)	(185)	(37.3%	)
Bell	4,392	4,313	1.8%		13,065	12,557	4.0%
Bell Aliant	698	700	(0.3%	)	2,067	2,074	(0.3%	)
Inter-segment eliminations	(108)	(103)	(4.9%	)	(318)	(300)	(6.0%	)
Total operating revenues	4,982	4,910	1.5%		14,814	14,331	3.4%

EBITDA	Q3 2012	Q3 2011	% CHANGE		YTD 2012	YTD 2011	% CHANGE
Bell Wireline	978	1,043	(6.2%	)	2,989	3,158	(5.4%	)
Bell Wireless	554	481	15.2%		1,631	1,402	16.3%
Bell Media	156	81	92.6%		389	204	90.7%
Bell	1,688	1,605	5.2%		5,009	4,764	5.1%
Bell Aliant	331	336	(1.5%	)	978	996	(1.8%	)
Total EBITDA	2,019	1,941	4.0%		5,987	5,760	3.9%

Bell Wireline Segment

Bell Wireline Revenue

Starting in the first quarter of 2012, we have included TV service revenues in data revenues to align with the reporting practices of our peers. As a result, we have restated prior period results within Bell Wireline. The previously reported Wireline segment and consolidated results did not change as a result of this restatement.

BELL WIRELINE REVENUE	Q3 2012	Q3 2011	% CHANGE		YTD 2012	YTD 2011	% CHANGE
Local and access	654	710	(7.9%	)	1,997	2,165	(7.8%	)
Long distance	192	223	(13.9%	)	610	684	(10.8%	)
Data	1,386	1,384	0.1%		4,199	4,192	0.2%
Equipment & other	195	212	(8.0%	)	572	639	(10.5%	)
Total external revenues	2,427	2,529	(4.0%	)	7,378	7,680	(3.9%	)
Inter-segment revenues	78	81	(3.7%	)	234	232	0.9%
Total Bell Wireline revenue	2,505	2,610	(4.0%	)	7,612	7,912	(3.8%	)

Bell Wireline revenues totalled $2,505 million in the third quarter of 2012, down 4.0% from $2,610 million in the third quarter of 2011. Year-over-year revenue declines of $56 million in local and access, $31 million in long distance and $17 million in equipment and other were offset partly by a $2 million increase in data revenue.
     In the first nine months of 2012, Bell Wireline revenues decreased 3.8% to $7,612 million from $7,912 million in the same nine-month period in 2011, reflecting year-over-year revenues declines of $168 million in local and access, $74 million in long distance and $67 million in equipment and other, offset partly by a $7 million improvement in data revenue.

Local and access

Local and access revenues declined 7.9% in the third quarter of 2012 and 7.8% in the first nine months of 2012 to $654 million and $1,997 million, respectively, from $710 million and $2,165 million in the same periods in 2011. The decreases were driven by the ongoing decline in local residential NAS access lines due to competition, price matching of competitive service bundle offers, and technological substitution to wireless and Internet-based services. The decline both this quarter and year to date also reflected fewer business voice access lines, due to customer conversion from legacy voice services to IP-based data services, increased competitive intensity in the mass and mid-sized business markets, and repricing pressures.
     Our total NAS net losses in the third quarter of 2012 decreased to 109,280 from net losses of 110,629 in the third quarter of 2011, reflecting fewer residential NAS losses offset partly by an increase in business access line losses. Year to date, total NAS net losses were 333,047, compared to net losses of 270,369 in the first nine months of 2011. The results for the first nine months of 2011 reflect the favourable impact of wholesale residential and business customer migrations from a cable competitor via a third-party reseller of telecommunications services, which began in Q4 2010 and were completed substantially in Q2 2011. Excluding the impact of this third-party reseller, our combined residential and business NAS net losses in the first nine months of 2012 decreased 0.6% to 315,938 from 317,728 in the corresponding period last year.

12  BCE INC.  Q3 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

     Residential NAS losses decreased 11.3% this quarter to 84,540 from 95,267 in the third quarter of 2011. The year-over-year improvement in residential NAS losses can be attributed to the positive pull-through effect of service bundle offers that include our Fibe TV and Fibe Internet services, competitive retention offers and customer winbacks. We are experiencing lower rates of residential NAS turnover in our Fibe TV service areas compared to our non-Fibe TV service areas. However, residential NAS performance continued to be impacted in the quarter by increasing wireless and Internet-based technology substitution, as well as aggressive bundle pricing and promotional activity by the cable TV competitors particularly in Ontario. In the first nine months of 2012, residential NAS losses increased 2.4% to 248,778 from 243,033 in the same period in 2011. The year-over-year increase in residential NAS line losses in the first nine months of 2012 was due mainly to wholesale customer losses to competitors incurred by the aforementioned third-party reseller of telecommunications services. Excluding the impact of this third-party reseller, our residential NAS line losses improved 7.2% in the first nine months of 2012 to 238,945 from 257,407 last year for primarily the same reasons as this quarter.
     Business NAS line losses totalled 24,740 in Q3 2012 and 84,269 in the first nine months of 2012, compared to 15,362 and 27,336 in the same periods last year. The year-over-year increase in business access line losses resulted from the ongoing conversion of voice lines to IP-based services, continued soft demand for new installations and higher wholesale and business customer deactivations, consistent with increased competitive intensity in the mass and mid-sized business markets. Additionally, customer losses experienced by the aforementioned third-party reseller of telecommunications services also contributed to the increase in business NAS line losses this year. Excluding the impact of this third-party reseller, our business NAS line losses were 76,993 year to date, compared to 60,321 in the first nine months of 2011.
     At September 30, 2012, our combined residential and business NAS customer base totalled 5,768,609 lines (comprised of 3,027,343 residential lines and 2,741,266 business lines), compared to 6,205,336 lines (comprised of 3,365,854 residential lines and 2,839,482 business lines) at the end of the third quarter of 2011. This corresponds to an annualized rate of NAS erosion of 7.0% in Q3 2012, comprising residential and business NAS erosion rates of 10.1% and 3.5%, respectively, compared to 5.1% in Q3 2011, comprising residential and business NAS erosion rates of 7.7% and 1.9%.

Long distance

Long distance revenues were $192 million in Q3 2012 and $610 million year to date, down 13.9% and 10.8%, respectively, from $223 million and $684 million in the same periods in 2011. The year-over-year declines reflected fewer minutes of use by residential and business customers resulting from NAS line losses and technology substitution to wireless calling and IP-based services, ongoing rate pressures in our business markets, decreased sales of global long distance minutes year over year, the continuing shift by residential customers from per-minute rate plans to unlimited or high-usage packages for a set monthly price, and residential bundling competition. Selective price increases moderated the overall rate of long distance revenue erosion year over year.

Data

Data revenues totalled $1,386 million in the third quarter of 2012, compared to $1,384 million in the third quarter of 2011. The slight year-over-year improvement was due mainly to higher TV revenue driven by strong subscriber growth in Fibe TV services. These increases were partly offset by a continued decline in revenue from basic legacy data services attributable to ongoing business customer migration to IP-based systems, competitive losses, pricing pressures in our business and wholesale market segments, reduced spending by our large enterprise customers on information and communications technology (ICT) services consistent with a slow-growing and uncertain economy, as well as decreased data product sales to business customers. The impact of richer upfront promotional discounts and retention credits, compared to the previous year, on residential service bundle offers that include Fibe TV and Fibe Internet also moderated overall data revenue growth this quarter. Similarly, in the first nine months of 2012, data revenues were 0.2% higher year over year, increasing to $4,199 million from $4,192 million last year.
     We added 13,416 high-speed Internet customers in the third quarter of 2012, compared to a net loss of 101 in the same quarter last year. This brought the total number of net activations in the first nine months of 2012 to 25,145, up from 14,335 in the corresponding period last year. High-speed Internet net subscriber activations were stronger year over year, reflecting the pull-through of Fibe TV customer activations, enhanced competitive offers, and continued broadband fibre service expansion. Lower customer churn this quarter compared to the third quarter of 2011 also contributed to the year-over-year improvement in high-speed Internet activations. At September 30, 2012, our total high-speed Internet connections were 2,108,100, compared to 2,111,661 one year earlier. The figure for 2012 includes a beginning-of-year adjustment to reduce our subscriber base by 20,953 customers to reflect the decommissioning of our WiMax network and our decision to shut down our cable TV business in Montréal in 2012. The market for these Internet services is declining over time as customers migrate to newer, fibre optic-based wireline and wireless technologies. Additionally, we made an adjustment at the beginning of the third quarter of 2012 to reduce our high-speed Internet subscriber base by 8,844 customers, to adjust for customer deactivations. Neither of these subscriber base adjustments impacted net subscriber activations in 2012.

BCE INC.  Q3 2012  QUARTERLY REPORT  13

Management’s Discussion and Analysis

     TV net subscriber activations were 15,846 in Q3 2012 compared to 26,169 net activations in Q3 2011, bringing the total number of TV net activations in the first nine months of 2012 to 50,227, up from 40,519 last year. The decrease in TV net activations this quarter resulted from lower satellite TV net activations year over year attributable to the roll-outs of IPTV service by other competing service providers, aggressive customer conversion offers from cable TV competitors, and Bell customer migrations to Fibe TV. This was partly offset by steady Fibe TV customer growth as we continued to expand our IPTV service footprint and enhance our service bundle offers to include Fibe TV and Fibe Internet services where available. Fibe TV net customer activations totalled 42,973 this quarter and 114,893 year to date, compared to 20,297 and 45,562 in the corresponding periods last year. At September 30, 2012, our TV subscriber base totalled 2,136,765, representing a 2.9% increase since the end of the third quarter of 2011. The figure for 2012 includes a beginning-of-year adjustment to write-off 9,527 cable TV customers following our decision to shut down our cable TV business in Montréal this year. We continue to offer TV service in the affected areas of Montréal through our satellite TV platform or Fibe TV. We also made an adjustment at the beginning of the third quarter of 2012 to reduce our TV subscriber base by 7,514 customers, to adjust for customer deactivations. These subscriber base adjustments did not impact net subscriber activations for 2012.

Equipment & other

Equipment and other revenues were down 8.0% this quarter and 10.5% year to date to $195 million and $572 million, respectively, from $212 million and $639 million in the third quarter and first nine months of 2011. The decreases were due mainly to lower year-over-year legacy wireline equipment sales, promotional offers at Bell TV that reduced the average retail price of our premium TV set-top boxes (STBs), a higher proportion of STB rentals for our Bell Fibe TV service which has grown steadily over the past year, and lower consumer electronics equipment sales at The Source.

Bell Wireline EBITDA

Bell Wireline EBITDA of $978 million and $2,989 million in the third quarter and first nine months of 2012, respectively, decreased 6.2% and 5.4% from $1,043 million and $3,158 million in the same periods last year. These results corresponded to EBITDA margins of 39.0% this quarter and 39.3% year to date, compared to 40.0% and 39.9% in the same periods in 2011.
     As described above, the year-over-year decreases in Bell Wireline EBITDA and margin resulted from ongoing declines in higher-margin legacy voice and data services that were not fully offset by growth in lower-margin TV revenues. The impact of richer upfront promotional discounts and retention credits for consumers as a result of continued aggressive competitive pricing on service bundle offers in the market also contributed to reduced wireline EBITDA and margins this year. Lower operating costs, which improved 2.6% this quarter to $1,527 million from $1,567 million in the third quarter of 2011 and 2.8% year to date to $4,623 million from $4,754 million in first nine months of 2011, moderated the decline in wireline EBITDA. The year-over-year improvement in wireline operating costs was mainly due to:

  lower cost of goods sold due to decreased wireline product revenues a decline in labour costs due to a reduced workforce and decreased use of outsourced labour and contractors

  IT savings from reduced contract maintenance costs, as well as lower print and mailing costs for customer billing lower operating taxes

  lower fleet management costs

  reduced customer call volumes

  other efficiency gains resulting from productivity and ongoing service improvements in both our field operations and residential services call centres.

Increased content and support costs to grow and manage Fibe TV, as well as increased advertising and sales-related costs, partly offset the improvement in Bell Wireline operating costs in the third quarter and first nine months of 2012.

Bell Wireless Segment

Bell Wireless Revenue

BELL WIRELESS REVENUE	Q3 2012	Q3 2011	% CHANGE	YTD 2012	YTD 2011	% CHANGE
Service	1,307	1,228	6.4%	3,769	3,547	6.3%
Product	113	102	10.8%	306	293	4.4%
Total external revenues	1,420	1,330	6.8%	4,075	3,840	6.1%
Inter-segment revenues	14	9	55.6%	40	26	53.8%
Total Bell Wireless revenue	1,434	1,339	7.1%	4,115	3,866	6.4%

Bell Wireless operating revenues, comprised of network service and product revenues, increased 7.1% to $1,434 million in the third quarter of 2012 and 6.4% to $4,115 million in the first nine months of 2012 from $1,339 million and $3,866 million in the same respective periods last year.

14  BCE INC.  Q3 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

     Wireless service revenue was up 6.4% this quarter and 6.3% year to date to $1,307 million and $3,769 million, respectively, from $1,228 million and $3,547 million in the same periods in 2011. The year-over-year increases were the result of strong postpaid subscriber growth in combination with higher blended ARPU, driven by higher wireless data usage and revenues from greater smartphone penetration within our wireless customer base. Wireless data revenue in 2012 was 29.5% higher this quarter and 30.5% year to date, while wireless voice revenue decreased 3.9% and 3.6% in the third quarter and first nine months of 2012, respectively, compared to 2011.
     Product revenues increased 10.8% in Q3 2012 to $113 million from $102 million in Q3 2011 as a result of higher average handset pricing, due to an increased postpaid smartphone mix and a shift in device mix to more expensive smartphones, which more than offset the impact of fewer unsubsidized customer upgrades year over year. Similarly, in the first nine months of 2012, product revenue increased 4.4% to $306 million from $293 million in the previous year.
     Blended ARPU was $57.30 in Q3 2012 and $55.51 in the first nine months of 2012, up 4.2% and 4.3%, respectively, compared to $55.01 and $53.23 in the corresponding periods in 2011. Growth in blended ARPU can be attributed to increased data usage, reflecting a higher percentage of postpaid customers in our overall customer base, a higher proportion of postpaid customers using smartphones and a greater number of postpaid customers in our subscriber base from higher-ARPU regions of Canada. This was partly offset by lower voice ARPU year over year. Data ARPU growth of 26.3% this quarter and 27.4% year to date reflected increased use of e-mail, wireless Internet, text messaging and other mobile applications, as well as increased adoption of data plans driven by increased penetration of smartphones and other data devices such as tablets. Voice ARPU declined 5.6% this quarter and 5.2% year to date, mainly as a result of competitive pricing pressures, higher uptake of included-minute rate plans year over year and lower overall usage as customers increasingly substitute for data features and services.
     Postpaid gross activations remained relatively unchanged year over year, totalling 372,574 in Q3 2012 and 993,481 in the first nine months of 2012, compared to 372,346 and 1,013,648 in the same respective periods last year. Postpaid subscriber activations in the quarter were driven by a seasonally high level of promotional activity typical of the back-to-school period, despite delayed purchase decisions by consumers in anticipation of new iconic smartphone devices being launched towards the end of the third quarter, as well as by higher year-over-year activations in western Canada due to more points of retail distribution and increased advertising. As has been the case throughout 2012, the level of competitive intensity remained high during the third quarter as evidenced by price competition for smartphone devices and a large number of promotional rate plan offers, acquisition-related credits and in-store credits from both the national wireless service providers and newer entrants. Smartphone adoption rates remained high in the third quarter of 2012 at 67% of total postpaid gross activations, compared to 65% in the third quarter of 2011, increasing the percentage of postpaid subscribers with smartphones to 60% at September 30, 2012 compared to 43% one year earlier. These subscribers typically generate significantly higher ARPU and have lower churn rates than those with messaging and voice-only mobile devices.
     Prepaid gross activations decreased 23.0% in the third quarter of 2012 and 23.7% in the first nine months of this year to 118,122 and 313,626, respectively, from 153,434 and 410,831 in the corresponding periods in 2011, due to continued aggressive acquisition offers from the newer wireless entrants for lower-value subscribers and our continued focus on acquiring postpaid customers.
     Total gross wireless activations decreased 6.7% in Q3 2012 to 490,696 from 525,780 in Q3 2011, due mainly to lower prepaid gross activations year over year as postpaid gross activations increased slightly as described above. Year to date, total gross activations were 1,307,107, down 8.2% from 1,424,479 in the first nine months of 2011, due to lower prepaid and postpaid gross activations.
     Our blended wireless churn rate improved to 1.6% this quarter and 1.7% year to date from 2.0% in the same respective periods in 2011, due to lower postpaid and prepaid churn.
     Postpaid churn decreased to 1.2% this quarter from 1.5% in the third quarter of 2011, reflecting the positive impact of retention spending and lower customer deactivation rates on smartphones compared to other devices. Similarly, in the first nine months of 2012, postpaid churn improved to 1.3% from 1.5% in the same period last year.
     Prepaid churn decreased to 3.3% and 3.7% in the third quarter and first nine months of 2012, respectively, from 3.9% and 3.8% in the corresponding periods in 2011, due to fewer customer deactivations.
     Postpaid net activations increased 17.1% this quarter to 148,502 from 126,854 in Q3 2011, due to lower customer churn as postpaid gross activations were relatively stable year over year. In the first nine months of 2012, postpaid net activations totalled 313,145, up 3.8% from 301,811 in 2011, as a result of a lower churn rate partly offset by decreased gross activations and fewer customer migrations from prepaid service compared to last year.
     Prepaid net customer losses decreased to 18,738 in Q3 2012 from 41,105 in Q3 2011, despite fewer gross activations year over year, mainly as a result of fewer customer deactivations. Similarly, year to date, prepaid net customer losses were 157,500 compared to 174,263 in the first nine months of 2011.
     At September 30, 2012, we provided service to 7,576,027 wireless subscribers, compared to 7,369,596 one year earlier, representing a 2.8% increase since the end of Q3 2011. At the end of this quarter, the proportion of Bell Wireless customers subscribing to postpaid service increased to 83% from 79% at Q3 2011. Postpaid subscribers have a higher value compared to prepaid customers as they generate substantially higher ARPU and lower churn. The figure for 2012 includes an adjustment made at the beginning of the third quarter to reduce our postpaid subscriber base by 7,100 customers to adjust for customer deactivations. This subscriber base adjustment did not impact postpaid net activations in 2012.

BCE INC.  Q3 2012  QUARTERLY REPORT  15

Management’s Discussion and Analysis

Bell Wireless EBITDA

Our Bell Wireless segment reported EBITDA of $554 million in the third quarter of 2012, up 15.2% from $481 million in the third quarter of 2011. This result was driven by a 7.1% year-over-year increase in wireless operating revenues as described above, while operating cost growth was 2.6% in the quarter reflecting well-controlled spending over customer acquisition and retention. As a result, Bell Wireless’ EBITDA margin based on wireless service revenue increased to 42.4% in Q3 2012 from 39.2% in Q3 2011. In the first nine months of 2012, Bell Wireless’ EBITDA increased 16.3% to $1,631 million from $1,402 million last year for primarily the same reasons as in the third quarter of 2012. This corresponded to an EBITDA margin based on wireless service revenue of 43.3% in the first nine months of 2012, compared to 39.5% last year.
     Bell Wireless operating costs were $880 million in Q3 2012, up 2.6% from $858 million in Q3 2011. The increase can be attributed mainly to higher wireless handset subsidies, consistent with increased smartphone sales and greater customer retention spending year over year, higher payments to other carriers driven by increased data roaming volume, and increased advertising. These factors were offset by lower labour costs resulting from workforce reduction initiatives undertaken in 2011, higher network labour capitalization due to our LTE network build, lower content costs, reduced customer call volume, as well as other call centre productivity improvements. Lower sales costs and bad debt expense also moderated the year-over-year increase in wireless operating costs this quarter. Year to date, wireless operating costs remained relatively stable, increasing 0.8% to $2,484 million in the first nine months of 2012 from $2,464 million in the first nine months of 2011.
     Wireless cost of acquisition (COA) per gross activation increased to $397 in Q3 2012 from $392 in Q3 2011. The small year-over-year increase was due mainly to increased spending on advertising and higher sales-related costs. Per-unit handset subsidies remained relatively stable, year over year, even with a higher proportion of postpaid and smartphone customer activations this quarter compared to Q3 2011. Similarly, in the first nine months of 2012, wireless COA per gross activation increased 1.3% to $392 from $387 last year.

Bell Media Segment

Bell Media Revenue

BELL MEDIA REVENUE	Q3 2012	Q3 2011	% CHANGE	YTD 2012	YTD 2011	% CHANGE
Total external revenues	496	407	21.9%	1,468	907	61.9%
Inter-segment revenues	50	28	78.6%	124	57	n.m.
Total Bell Media revenue	546	435	25.5%	1,592	964	65.1%

n.m.: not meaningful

Bell Media’s operating revenue increased 25.5% this quarter to $546 million from $435 million in the third quarter of 2011, due mainly to higher advertising revenues generated by our broadcast of the London Summer Olympic Games and higher subscriber fee revenues driven by market-based rates charged to broadcast distributors through renegotiated agreements for certain Bell Media specialty sports and non-sports services, which included a retroactive impact from the CRTC’s decision on July 20, 2012 that settled a dispute between Bell Media and certain distributors in respect of fees to be paid for such specialty TV services.
     Notwithstanding the Olympics, advertising sales across Bell Media’s television, radio and digital media properties in Q3 2012 continued to be impacted adversely by a soft advertising market as a result of a slow-growing economy, which moderated overall media revenue growth year over year. Additionally, the financial impact from the NHL Hockey lockout was not material this quarter.
     In the first nine months of 2012, Bell Media’s revenue was $1,592 million. Bell Media operating revenue is not comparable to the first nine months of 2011 given that the acquisition of CTV occurred on April 1, 2011.

Bell Media EBITDA

Bell Media’s EBITDA increased year over year to $156 million in the third quarter of 2012 from $81 million in the third quarter of 2011, due to higher operating revenues as described above and lower operating costs, excluding Olympics costs.
     In the first nine months of 2012, Bell Media’s EBITDA was $389 million. Bell Media’s EBITDA is not comparable to the first nine months of 2011 given that the acquisition of CTV occurred on April 1, 2011.
     Bell Media’s operating costs increased 10.2% this quarter to $390 million from $354 million in the third quarter of 2011, due to expenses related to our broadcast of the London Summer Olympic Games, as well as higher costs attributable to securing rights for certain sports content and for RDS2, a French-language specialty sports service that was launched in October 2011. This was offset partly by lower Canadian and U.S. TV programming costs, reduced labour and general and administrative expenses, and decreased marketing and sales costs. Lower amortization of fair value adjustments to certain programming rights also moderated the year-over-year increase in Bell Media’s operating costs this quarter. In Q3 2012, we recorded a net non-cash credit of $22 million related to the amortization of fair value adjustments to programming rights, compared to a net non-cash charge of $9 million in Q3 2011. Year to date, Bell Media operating costs totalled $1,203 million. Bell Media operating costs are not comparable to the first nine months of 2011 given that the acquisition of CTV occurred on April 1, 2011.

16  BCE INC.  Q3 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Bell Aliant Segment

Bell Aliant Revenue

BELL ALIANT REVENUE	Q3 2012	Q3 2011	% CHANGE		YTD 2012	YTD 2011	% CHANGE
Local and access	295	311	(5.1%	)	881	929	(5.2%	)
Long distance	83	93	(10.8%	)	247	274	(9.9%	)
Data	198	178	11.2%		579	525	10.3%
Wireless	24	24	0.0%		69	66	4.5%
Equipment & other	39	38	2.6%		117	110	6.4%
Total external revenues	639	644	(0.8%	)	1,893	1,904	(0.6%	)
Inter-segment revenues	59	56	5.4%		174	170	2.4%
Total Bell Aliant revenue	698	700	(0.3%	)	2,067	2,074	(0.3%	)

Bell Aliant revenues remained relatively stable year over year, decreasing 0.3% both this quarter and year to date to $698 million in the third quarter of 2012 and $2,067 million in the first nine months of 2012 from $700 million and $2,074 million in the same respective periods in 2011. The continued erosion of Bell Aliant’s legacy voice business was offset partly by higher revenues from growth in Internet, data, TV and wireless, as well as higher equipment and other sales.
     Local and access revenues decreased 5.1% and 5.2% in the third quarter and first nine months of 2012, respectively, to $295 million and $881 million from $311 million and $929 million in the corresponding periods last year. The year-over-year decline was due to a 5.1% decline in the NAS customer base since the end of the third quarter of 2011, reflecting competitive losses driven by aggressive pricing by competitors, substitution for other services including wireless and voice over Internet protocol (VoIP), as well as the impact of promotional discounts and retention credits primarily on residential service features. Selective price increases, reflecting the higher value provided through Bell Aliant’s bundled packages, moderated the impact of a declining NAS customer base on revenues. At September 30, 2012, Bell Aliant had 2,535,843 NAS lines, compared to 2,672,582 NAS one year earlier.
     Long distance revenues were $83 million and $247 million in the third quarter and first nine months of 2012, respectively, down 10.8% and 9.9% from $93 million and $274 million in the same periods in 2011. The decline was primarily the result of lower NAS, technology substitution to wireless and IP-based services, as well as customer migration from per-minute plans to flat rate plans. The effects of these declines were offset modestly by selective price increases.
     Data revenues increased 11.2% this quarter and 10.3% year to date to $198 million and $579 million, respectively, from $178 million and $525 million in the same periods last year. The year-over-year improvement was due mainly to higher Internet and IPTV revenues. Growth in Internet revenues was driven by higher residential Internet ARPU resulting from increased customer demand for higher bandwidth bundles and adoption of additional services, price increases and a larger high-speed subscriber base year over year. At September 30, 2012, Bell Aliant had 913,623 high-speed Internet subscribers compared to 892,127 subscribers one year earlier. Higher IPTV service revenues from growth in Bell Aliant’s FibreOP TV customer base, as well as increased IP broadband connectivity revenues also contributed to higher data revenues this quarter. At September 30, 2012, Bell Aliant had 107,391 IPTV customers, which included 79,472 FibreOP customers, compared to 68,199 at the end of the third quarter of 2011, which included 30,393 FibreOP customers.
     Wireless revenues totalled $24 million in the third quarter of 2012 and $69 million in the first nine months of 2012, compared to $24 million and $66 million in the corresponding periods last year. Year to date, the year-over-year increase was due to subscriber and ARPU growth, reflecting a significant increase in smartphone users choosing enhanced voice and data plans. At September 30, 2012, Bell Aliant had 142,378 wireless customers, representing a 6.8% increase since the end of the third quarter of 2011.
     Equipment and other revenues increased 2.6% and 6.4% in the third quarter and first nine months of 2012, respectively, to $39 million and $117 million from $38 million and $110 million in the same periods last year. The year-over-year increase was due mainly to increased telecommunications equipment sales to business customers in Atlantic Canada.

Bell Aliant EBITDA

EBITDA at Bell Aliant decreased 1.5% in the third quarter of 2012 to $331 million from $336 million in the third quarter of 2011. Similarly, Bell Aliant’s EBITDA in the first nine months of 2012 was down 1.8% to $978 million from $996 million in the same nine-month period in 2011. The year-over-year decreases were primarily the result of lower operating revenues, as continued declines in higher-margin voice revenues were not fully offset by growth in lower-margin data service revenues, and slightly higher operating costs. Although savings from ongoing productivity initiatives and operating efficiencies helped to mitigate cost pressures, overall operating costs increased modestly year over year.
     Bell Aliant’s operating costs were $367 million this quarter and $1,089 million year to date, compared to $364 million and $1,078 million in the same periods last year. The small year-over-year increases were due to higher TV costs as a result of IPTV content growth, higher cost of product sales, as well as increased marketing and sales expenses attributable to growth in FibreOP subscribers and increased FibreOP advertising. These increases were offset partly by lower labour costs from workforce reductions in 2011, decreased operating taxes and lower bad debt expense.

BCE INC.  Q3 2012  QUARTERLY REPORT  17

Management’s Discussion and Analysis

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

NET DEBT

	SEPTEMBER 30,	DECEMBER 31,
	2012	2011
Debt due within one year(1)	1,563	2,106
Long-term debt	14,021	12,721
Preferred shares(2)	1,698	1,558
Cash and cash equivalents	(548)	(175)
Net debt	16,734	16,210

(1)	Includes bank advances and notes payable and securitized trade receivables
(2)	Assumes 50% debt classification of outstanding preferred shares of $3,395 million and $3,115 million at September 30, 2012 and December 31, 2011, respectively, consistent with the treatment by certain credit rating agencies

Net debt increased $524 million to $16,734 million in the first nine months of 2012 due to an increase in long-term debt and preferred shares, partly offset by an increase in cash and cash equivalents and a decrease in debt due within one year.
     The increase in long-term debt and preferred shares was due to:

  an increase in our finance lease obligations of $771 million, of which $476 million was recorded in Q2 2012, relating to a new satellite which was placed in service in June 2012 the issuance of medium-term notes (MTN) Debentures at Bell Canada with a total principal amount of $1 billion the issuance of 11,200,000 BCE Cumulative Redeemable First Preferred Shares, Series AK (Series AK Preferred Shares) for total gross proceeds of $280 million.

The increase in cash and cash equivalents was due to free cash flow of $1,815 million, the issuance of Series AK Preferred Shares for $280 million, and a net issuance of debt of $93 million, partly offset by cash dividends paid on common shares of $1,243 million, an increase in investments of $401 million mainly from our investment in MLSE and the repurchase of common shares of $107 million.
     The decrease in debt due within one year was due to the repayment of MTN Debentures at Bell Canada with a principal amount of $500 million.

OUTSTANDING SHARE DATA

	SEPTEMBER 30,	DECEMBER 31,
	2012	2011
Common shares	774,557,247	775,444,200
Stock options	5,561,475	4,027,309

We had 774,557,247 common shares outstanding at September 30, 2012, a decrease of 886,953 shares from December 31, 2011, resulting from BCE’s repurchase of 2,461,539 common shares for cancellation through the 2011 normal course issuer bid (NCIB) program, partly offset by 1,026,962 stock options that were exercised and 547,624 common shares issued under treasury stock in the first nine months 2012.
     The number of stock options outstanding at September 30, 2012 was 5,561,475, an increase of 1,534,166 from December 31, 2011. In the first nine months of 2012:

  2,656,252 options were granted at a weighted average exercise price of $40

  1,026,962 previously granted options were exercised

  95,124 previously granted options expired or were forfeited.

The weighted average exercise price of the stock options outstanding at September 30, 2012 was $37. Of the total outstanding stock options at September 30, 2012, 690,822 were exercisable at a weighted average exercise price of $31.

18  BCE INC.  Q3 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	YTD 2012	YTD 2011
Cash flows from operating activities	4,689	4,031
Bell Aliant dividends / distributions paid to BCE	143	166
Capital expenditures	(2,601)	(2,248)
Cash dividends paid on preferred shares	(94)	(87)
Cash dividends paid by subsidiaries to non-controlling interest	(255)	(243)
Acquisition costs paid	96	42
Bell Aliant free cash flow	(163)	36
Free cash flow	1,815	1,697
Bell Aliant free cash flow, excluding dividends / distributions paid	20	(202)
Business acquisitions	(5)	(680)
Acquisition costs paid	(96)	(42)
Increase in investments	(401)	(6)
Decrease in investments	16	50
Other investing activities	6	6
Net issuance of debt instruments	93	274
Reduction in securitized trade receivables	(15)	(350)
Issue of common shares	30	115
Issue of preferred shares	280	345
Issue of equity securities by subsidiaries to non-controlling interest	11	288
Repurchase of common shares	(107)	–
Cash dividends paid on common shares	(1,243)	(1,117)
Other financing activities	(31)	(45)
Net increase in cash and cash equivalents	373	333

Cash Flows from Operating Activities

Cash flows from operating activities were $4,689 million in the first nine months of 2012, an increase of $658 million, or 16.3%, compared to $4,031 million in the same period of 2011. The increase was due to:

  a decrease of $276 million in pension contributions, due to a $200 million lump sum contribution made by Bell Aliant in the first quarter of 2011 and lower contributions at Bell a decrease of $173 million in severance and other costs paid as payments were made to residential home phone customers in the first quarter of 2011 further to our CRTC deferral account obligation an increase of $210 million in EBITDA, exclusive of employee benefit plans service cost an increase in working capital.

These increases were offset partly by higher income taxes paid of $132 million for the nine months ending September 30, 2012.

Free Cash Flow

Free cash flow was $1,815 million, an increase of $118 million compared to free cash flow of $1,697 million in the first nine months of 2011. Higher cash flows from operating activities of $658 million were offset partly by an increase in capital expenditures of $353 million and a decrease in Bell Aliant free cash flow of $199 million.

Capital Expenditures

Capital expenditures for BCE were $2,601 million in the first nine months of 2012, up from $2,248 million in the same nine-month period last year, reflecting higher spending at both Bell and Bell Aliant. As a percentage of revenue, capital expenditures for BCE increased to 17.6% year to date from 15.7% in the first nine months of 2011.
     At Bell, capital expenditures increased $332 million, year over year, to $2,144 million in the first nine months of 2012 from $1,812 million in the first nine months of 2011, corresponding to a capital intensity ratio of 16.4% of revenue this year compared to 14.4% last year. The year-over-year increase was due to:

  the deployment of broadband fibre to existing residential homes and neighbourhoods, new housing developments, condominiums and other multiple-dwelling units (MDUs), as well as targeted businesses in Ontario and Québec grooming of Bell’s core wireline broadband network to support the commercial roll-out of our IPTV service ongoing construction of Bell’s 4G LTE network in urban markets wireless network capacity growth to accommodate increasing wireless data consumption

BCE INC.  Q3 2012  QUARTERLY REPORT  19

Management’s Discussion and Analysis

  speed and capacity enhancements to our IP backbone network infrastructure spending to support the execution of customer contracts in our Business Markets unit investment in customer service to improve client care support systems and self-serve tools expanding the number of Bell-branded and The Source retail stores.

Consistent with its strategic priority to grow broadband, Bell Aliant’s capital expenditures increased 4.8%, year over year, to $457 million in the first nine months of 2012 from $436 million in the first nine months of 2011, mainly reflecting accelerated expansion of its FibreOP Internet and TV service coverage through the deployment of fibre-to-the-home (FTTH) and connection of more customers with FibreOP service.

Business Acquisitions

We paid $680 million in the first nine months of 2011 for the acquisition of CTV, net of $33 million of cash acquired.

Increase in Investments

The increase in investments of $401 million in the first nine months of 2012 is due to BCE’s acquisition of a 28% indirect equity interest in MLSE for a net cash consideration of $398 million.

Decrease in Investments

The decrease in investments of $50 million in the first nine months of 2011 was a return of capital from our equity investments.

Debt Instruments

In the first nine months of 2012, we issued $93 million of debt, net of repayments. This included the issuance of MTN Debentures at Bell Canada with a total principal amount of $1 billion, offset partly by the repayment of another series of MTN Debentures at Bell Canada with a total principal amount of $500 million and repayments under notes payable and bank advances of $106 million.
     In the first nine months of 2011, we issued $274 million of debt, net of repayments. This included Bell Canada’s issuance of three series of MTN Debentures having a total principal amount of $2 billion and issuance of medium-term notes at Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP) with a principal amount of $300 million. These issuances were offset partly by a cash repayment of CTV’s acquired debt of $1.3 billion, an early partial redemption of medium-term notes at Bell Aliant LP with a principal amount of $405 million and payments under finance leases.

Reduction in Securitized Trade Receivables

We repaid $15 million of securitized trade receivables in the first nine months of 2012 compared to $350 million for the same period in 2011.

Issue of Common Shares

The decrease in cash from the issue of BCE common shares in the first nine months of 2012 compared to 2011 resulted from fewer exercises of stock options.

Issue of Preferred Shares

In the first quarter of 2012, BCE issued 11,200,000 Series AK Preferred Shares for gross proceeds of $280 million.
     In the third quarter of 2011, BCE issued 13,800,000 Series AK Preferred Shares for gross proceeds of $345 million.

Issue of Equity Securities by Subsidiaries to Non-Controlling Interest

In the first quarter of 2011, Bell Aliant Preferred Equity Inc., an indirect subsidiary of Bell Aliant, issued preferred shares for gross proceeds of $288 million.

Repurchase of Common Shares

In the first quarter of 2012, BCE repurchased and cancelled 2,604,439 of its outstanding common shares for a total cash outlay of $107 million under its 2011 NCIB program. The program was completed in March 2012.

Cash Dividends Paid on Common Shares

In the first nine months of 2012, cash dividends paid on common shares increased as we paid a dividend of $1.60 per common share as compared to a dividend paid of $1.47 per common share in the first nine months of 2011.

20  BCE INC.  Q3 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

EMPLOYEE BENEFIT PLANS

For the three months and nine months ended September 30, 2012, we recorded an increase in our employee benefit obligation and an actuarial loss, before taxes and NCI, in other comprehensive loss of $608 million and $1,560 million, respectively. This was due to a decrease in the discount rate, offset partly by a higher return on plan assets.
     For the three and nine months ended September 30, 2011, we recorded an increase in our employee benefit obligation and an actuarial loss, before taxes and NCI, in other comprehensive loss of $1,277 million and $1,392 million, respectively. This was due to a decrease in the discount rate and a lower than expected return on plan assets.

CREDIT RATINGS

Our key credit ratings remain unchanged from those described in the BCE 2011 Annual MD&A.

LIQUIDITY

Our cash requirements remain substantially unchanged from those described in the BCE 2011 Annual MD&A, with the exception of funding required for our proposed acquisition of Astral, should it proceed. To fund the proposed acquisition of Astral, on March 16, 2012, BCE secured a three-year unsecured committed credit facility in an amount of up to $3.5 billion. On June 18, 2012, Bell Canada issued 3.35% Series M-25 MTN Debentures with a principal amount of $1 billion and consequently, on July 13, 2012, the original $3.5 billion credit commitment was replaced with a $2.5 billion three-year, unsecured committed credit agreement.
     If the Astral acquisition proceeds, BCE intends that the purchase price for Astral will be funded by approximately $2.5 billion of borrowings under the credit agreement, to be replaced by permanent financing consisting of long-term debt and preferred shares to be issued in the capital markets, and up to $750 million of BCE common shares, which BCE has discretion to replace, in whole or in part, with cash at closing.

RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS

The following are updates to the legal proceedings described in the BCE 2011 AIF under the section Legal Proceedings (at pages 31 to 33 of the BCE 2011 AIF), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2012 First Quarter MD&A and in the BCE 2012 Second Quarter MD&A, also filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 6-K (available on EDGAR at www.sec.gov). For ease of reference, the updates below have, where applicable, been presented under the same headings and in the same order as in the section entitled Legal Proceedings of the BCE 2011 AIF.

Lawsuits Instituted by BCE Inc.

Privatization Transaction Lawsuit

As previously discussed in this MD&A, on October 17, 2012, an investor group comprised of BCE, Teachers’, Providence and Madison Dearborn, announced the completion of its acquisition of Canadian data centre operator Q9 for $1.1 billion. As part of the transaction, BCE and its investor group partners have settled the legal proceeding, described in more detail in the BCE 2011 AIF under Legal Proceedings – Lawsuits Instituted by BCE Inc. – Privatization Transaction Lawsuit, initiated in 2008 by BCE. Under the settlement, BCE received certain consideration, including increased equity ownership in Q9, and a path to full ownership with an option at a favourable valuation to acquire the partners’ entire equity interest in Q9 in the future.

Lawsuits Instituted Against BCE Group Companies

Vidéotron Lawsuit

As discussed in more detail in the BCE 2011 AIF under Legal Proceedings – Lawsuits Instituted Against BCE Group Companies – Vidéotron Lawsuit, as updated in the BCE 2012 Second Quarter MD&A, on August 31, 2005, a motion to institute legal proceedings was filed in the Québec Superior Court against Bell ExpressVu Limited Partnership (Bell ExpressVu) by Vidéotron ltée, Vidéotron (Régional) ltée and CF Cable TV inc. (a subsidiary of Vidéotron ltée). The claim was for an initial amount of $374 million in damages, plus interest and costs. In the statement of claim, the plaintiffs alleged that Bell ExpressVu had failed to adequately protect its system against signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell ExpressVu’s signal, would have subscribed to plaintiffs’ services. On July 23, 2012, the court issued a judgment pursuant to which it did not find Bell ExpressVu at fault in its overall efforts to fight signal piracy but concluded that the complete smart card swap it undertook should have been completed earlier. In this regard, the court granted the plaintiffs damages of $339,000, plus interest and costs. Both plaintiffs and defendants have filed notices of appeal with the Québec Court of Appeal.

BCE INC.  Q3 2012  QUARTERLY REPORT  21

Management’s Discussion and Analysis

Updates to Our Regulatory Environment

The following are updates to the regulatory initiatives and proceedings described in the BCE 2011 Annual MD&A under the section Our Regulatory Environment (at pages 58 to 61 of the BCE 2011 Annual Report), filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 40-F (available on EDGAR at www.sec.gov), as subsequently updated in the BCE 2012 First Quarter MD&A and in the BCE 2012 Second Quarter MD&A, also filed with the Canadian securities regulatory authorities (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com) and with the United States Securities and Exchange Commission under Form 6-K (available on EDGAR at www.sec.gov).

TELECOMMUNICATIONS ACT

Key Telecommunications Issues

CRTC Proceeding to Consider the Adoption of a National Wireless Services Consumer Code

On October 11, 2012, at the request of Bell, TELUS Communications Company (TELUS), Rogers and the Canadian Wireless Telecommunications Association (CWTA), the CRTC issued Telecom Decision CRTC 2012-556 (TD 2012-556) and Telecom Notice of Consultation CRTC 2012-557 (TNC 2012-557), in which it determined it is necessary to establish a mandatory code for wireless service providers addressing issues related to the clarity and content of mobile wireless contracts. The adoption of a single, national wireless code by the CRTC could have the benefit of streamlining compliance and operational costs across Canada. Wireless carriers, including Bell Mobility, have expressed concerns that the proliferation of at-times inconsistent provincial regulatory rules has led to a patchwork of different rules that creates confusion for consumers and increases compliance costs for national wireless service providers, which costs are ultimately passed onto consumers. Depending on the scope and contents of the code, there is a risk that the CRTC may impose more stringent regulation than exists today. The CRTC proceeding will include a public consultation which will begin on January 28, 2013, with a decision expected in the second quarter of 2013.

BROADCASTING ACT

Bell TV Licences

The licence under which we offer direct-to-home (DTH) satellite TV service was renewed by the CRTC on October 31, 2012 and will now expire on August 31, 2012. The licences under which we offer Bell Fibe TV service throughout Ontario and Québec expire on August 31, 2018. While we expect these licences will be renewed at term, there is no assurance that this will happen, or of the terms under which renewal will be granted.

Assumptions and Risks that Could Affect Our Business and Results

ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS

As at the date of this MD&A, our forward-looking statements set out in the BCE 2011 Annual MD&A, as subsequently updated in the BCE 2012 First Quarter MD&A, in the BCE 2012 Second Quarter MD&A and in this MD&A, are based on certain assumptions including, without limitation, the following:

Assumption About the Canadian Economy

  growth in the Canadian economy of 2.2% in 2012 based on the Bank of Canada’s most recent estimate, a 10 basis point increase compared with an earlier estimate of 2.1%.

Canadian Market Assumptions

  continued weak product sales, reflecting deferred business customer spending given the slow pace of economic growth a continued soft advertising market for Bell Media

  an ongoing intense level of wireline competition in both consumer and business markets higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution wireless industry penetration gain of 4 to 5 basis points in 2012 driven, in particular, by increased competition, the accelerating adoption of smartphones, tablets and data applications, as well as by the introduction of more LTE devices.

22  BCE INC.  Q3 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Operational Assumptions Concerning Bell Wireline (Excluding Bell Aliant)

  stabilizing residential NAS line erosion rate as we leverage our broadband investment in IPTV to drive three-product household penetration, increase our MDU market share, and generate higher pull-through attach rates for our residential Internet and home phone services in particular, targeted retention and service bundle offers, customer win backs and better service execution to contribute to the improvement in residential NAS line losses year over year, subject to the risk of more aggressive service bundle offers from our cable TV competitors and marketing actions from the newer wireless entrants which could lead to higher residential NAS line losses increased subscriber acquisition at Bell TV to be driven by increased customer adoption of Fibe TV, and our ability to seek greater penetration within the MDU market, capitalize on our extensive retail distribution network, which includes The Source, and capitalize on our market leadership position in HD programming improved subscriber acquisition at Bell Internet to be driven by pull-through from Fibe TV and increased adoption of Fibe Internet packages as we leverage our expanding broadband fibre network to offer higher-speed service to customers in more areas gradual business improvement in the performance of our Business Markets unit in 2012, based on increased business customer spending on ICT technology driven by an improving economy, subject to the risk of business customers adopting more conservative strategies which could result in lower capital spending requirements, deferral of ICT projects and increased NAS erosion cost savings and labour efficiency gains to be achieved from a reduced management workforce, lower corporate support group costs, renegotiated contracts with our vendors and outsource suppliers, client care and field service productivity improvements, managing content costs and reducing traffic that is not on our own network continued customer migration to IP-based systems and competitive re-price pressures in our business and wholesale markets increasing EBITDA contribution from growth services

  approximately 3.3 million Bell Fibe TV-ready households by the end of 2012.

Operational Assumptions Concerning Bell Wireless (Excluding Bell Aliant)

  Bell Wireless to benefit from the flow-through of significant investments made in 2011 in customer acquisition and retention, along with continued acceleration in smartphone activations and data usage incumbents and newer wireless entrants to continue aggressive competition in 2012 and newer wireless entrants to continue enhancing the breadth and reach of their networks, improving their distribution reach and expanding their device portfolios wireless revenue growth to be underpinned by ARPU driven by a higher mix of smartphone and higher-value postpaid customers, increased distribution in western Canada, new services, and continued disciplined price management

  Bell Wireless to benefit from ongoing technological improvements by manufacturers in our handset and device lineup and from faster data speeds that are allowing our clients to optimize the use of our services

  Bell Wireless to maintain a reasonable market share of the incumbent wireless postpaid market higher subscriber acquisition and customer retention costs, as well as the continued deployment of our wireless LTE network in urban markets while continuing to leverage our wireless HSPA+ network.

Operational Assumptions Concerning Bell Media

  building and maintaining strategic supply arrangements for content on four screens, successfully acquiring high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy, producing and commissioning high-quality Canadian content, and producing market-leading news revenue growth in our specialty service operations to be driven by market-based rates charged to broadcast distributors increased costs to secure content in our sports broadcast operations as we face greater competition from both new and established entrants, and as market rates for specialty content generally increase investment in programming and marketing in combination with ongoing investment in HD services maintaining our favourable market position in our radio operations by leveraging strategic investments made in 2011 the achievement of productivity gains and other operating efficiencies related to Bell Media integration synergies.

Please see the section entitled Business Outlook and Assumptions in the BCE 2011 Annual MD&A at pages 32 to 34 of the BCE 2011 Annual Report, as updated in the BCE 2012 First Quarter MD&A and in the BCE 2012 Second Quarter MD&A, for a more complete description of certain of the above and other assumptions for 2012 that we made in preparing forward-looking statements, which section is, except to the extent modified in this MD&A, incorporated herein by reference. If our assumptions turn out to be inaccurate, our actual results could be materially different than what we expect.

BCE INC.  Q3 2012  QUARTERLY REPORT  23

Management’s Discussion and Analysis

RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial position or financial performance. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can.
     The actual effect of any event could be materially different from what we currently anticipate. In addition, our description of risks does not include all possible risks.
     In the BCE 2011 Annual MD&A we provided a detailed review of risks that could affect our business, financial position and financial performance and that could cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements. This detailed description of risks was updated in the BCE 2012 First Quarter MD&A and in the BCE 2012 Second Quarter MD&A. The risks described in the BCE 2011 Annual MD&A, as updated in the BCE 2012 First Quarter MD&A and in the BCE 2012 Second Quarter MD&A, included, without limitation, risks associated with:

  the intensity of competitive activity, including the increase in wireless competitive activity resulting from new wireless entrants and their ability to expand services, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that use only wireless telephone services the increased adoption by customers of alternative TV services variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels regulatory initiatives or proceedings, litigation, changes in laws or regulations and tax matters general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services our ability to implement our strategies and plans in order to produce the expected benefits, including our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service our ability to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services our failure to maintain network operating performance including as a result of the significant increase in broadband demand and in the volume of wireless data driven traffic events affecting the functionality of, and our ability to protect, maintain and replace, our networks, equipment, facilities, IT systems, software and other assets our failure to implement, on a timely basis, or maintain effective IT systems and the complexity and costs of our IT environment the complexity of our product offerings and pricing plans

  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, essential products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects ineffective management of changes resulting from restructurings and other corporate initiatives and from the integration of business units and business acquisitions increased contributions to employee benefit plans

  labour disruptions

  capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for BCE’s dividend payments and to fund capital and other expenditures and generally meet our financial obligations our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies launch and in-orbit risks of satellites used by Bell ExpressVu the theft of our satellite television services

  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon from challenging economic conditions, cyclical and seasonal variations and competitive pressures the adverse effect of new technology and increasing fragmentation in Bell Media’s television and radio markets potential increases in royalties payable by Bell Media under licences pursuant to the Copyright Act health concerns about radio frequency emissions from wireless devices our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks employee retention and performance

  BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained stock market volatility

  the completion of our proposed acquisition of Astral is subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, regulatory approvals, including from the CRTC and Competition Bureau; consequently there can be no certainty that the transaction will occur or that it will occur on the terms and conditions currently contemplated and, should the transaction proceed, that anticipated benefits will be realized.

24  BCE INC.  Q3 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

Please see the section entitled Risks that Could Affect Our Business and Results in the BCE 2011 Annual MD&A at pages 62 to 69 of the BCE 2011 Annual Report, as updated in the BCE 2012 First Quarter MD&A and in the BCE 2012 Second Quarter MD&A, and the sections entitled Our Competitive Environment and Our Regulatory Environment in the BCE 2011 Annual MD&A, at pages 54 to 61 of the BCE 2011 Annual Report, as updated in the BCE 2012 First Quarter MD&A, in the BCE 2012 Second Quarter MD&A and in this MD&A, for a more complete description of the above-mentioned and other risks, which sections are incorporated herein by reference.

Our Accounting Policies

BASIS OF PRESENTATION

BCE’s consolidated interim financial statements for the third quarter of 2012 were prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB), under IAS 34 – Interim Financial Reporting and were approved by BCE’s board of directors on October 31, 2012. These consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant Accounting Policies in our consolidated financial statements for the year ended December 31, 2011. The consolidated interim financial statements do not include all of the notes required in the annual financial statements.

FUTURE CHANGES TO ACCOUNTING STANDARDS

In June 2011, the IASB amended IAS 19 – Employee Benefits. Annual finance expense for a funded employee benefit plan will include net interest expense or income, calculated by applying the discount rate to the net defined benefit (DB) asset or liability, thereby reducing the current expected return on plan assets to a return that is equal to the discount rate. Entities will segregate changes in the DB obligation and in the fair value of plan assets into three components: service costs, net interest on the net DB liabilities (assets) and remeasurements of the net DB liabilities (assets). The amendments also eliminate the corridor approach for recognizing actuarial gains and losses and enhance disclosure about the risks arising from DB plans. The amendments to IAS 19 must be applied retrospectively (with certain exceptions) for annual periods beginning on or after January 1, 2013, with early adoption permitted. We will apply the amended standard for the fiscal year commencing January 1, 2013.
     The amended standard will not affect our Consolidated Statement of Financial Position or our Consolidated Statement of Cash Flows. The expected impacts of the decrease in the return on plan assets, as a result of the amended standard, on our Consolidated Income Statements and Consolidated Statements of Comprehensive Income are as follows:

					TWELVE
	THREE MONTHS		NINE MONTHS		MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2012	2011	2012	2011	2011
Net employee benefit plans interest expense increase	(61)	(53)	(182)	(156)	(209)
Net earnings decrease	(45)	(36)	(134)	(112)	(150)
Other comprehensive loss decrease	45	36	134	112	150
Earnings per share decrease	(0.06)	(0.05)	(0.17)	(0.14)	(0.18)

Controls and Procedures

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

No changes were made in our internal control over financial reporting during the quarter ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

BCE INC.  Q3 2012  QUARTERLY REPORT  25

Management’s Discussion and Analysis

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

EBITDA

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q3 2012 consolidated financial statements.
     We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to EBITDA.

	Q3 2012	Q3 2011	YTD 2012	YTD 2011
Net earnings	689	736	2,244	2,001
Severance, acquisition and other costs	24	130	63	410
Depreciation	674	628	1,982	1,877
Amortization	180	180	539	542
Finance costs
Interest expense	223	210	633	627
Interest on employee benefit obligations	243	247	728	736
Expected return on pension plan assets	(267)	(259)	(802)	(772)
Other expense (income)	5	(11)	(28)	(134)
Income taxes	248	80	628	473
EBITDA	2,019	1,941	5,987	5,760

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies.
     We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. We define Adjusted EPS as Adjusted net earnings per BCE common share.
     We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

	Q3 2012		Q3 2011		YTD 2012		YTD 2011
	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	569	0.74	642	0.83	1,916	2.48	1,735	2.26
Severance, acquisition and other costs	19	0.02	82	0.10	48	0.06	284	0.37
Net gains on investments	–	–	–	–	(8)	(0.01)	(89)	(0.12)
Adjusted net earnings	588	0.76	724	0.93	1,956	2.53	1,930	2.51

26  BCE INC.  Q3 2012  QUARTERLY REPORT

Management’s Discussion and Analysis

FREE CASH FLOW

The term free cash flow does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	YTD 2012	YTD 2011
Cash flows from operating activities	4,689	4,031
Bell Aliant dividends / distributions to BCE	143	166
Capital expenditures	(2,601)	(2,248)
Cash dividends paid on preferred shares	(94)	(87)
Cash dividends / distributions paid by subsidiaries to non-controlling interest	(255)	(243)
Acquisition costs paid	96	42
Bell Aliant free cash flow	(163)	36
Free cash flow	1,815	1,697

BCE INC.  Q3 2012  QUARTERLY REPORT  27

Consolidated Income Statements

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in millions of Canadian dollars, except share amounts) (unaudited)	NOTE	2012	2011	2012	2011
Operating revenues	3	4,982	4,910	14,814	14,331
Operating costs	4	(2,963)	(2,969)	(8,827)	(8,571)
Severance, acquisition and other costs	5	(24)	(130)	(63)	(410)
Depreciation		(674)	(628)	(1,982)	(1,877)
Amortization		(180)	(180)	(539)	(542)
Finance costs
Interest expense		(223)	(210)	(633)	(627)
Interest on employee benefit obligations	11	(243)	(247)	(728)	(736)
Expected return on pension plan assets	11	267	259	802	772
Other (expense) income	6	(5)	11	28	134
Earnings before income taxes		937	816	2,872	2,474
Income taxes		(248)	(80)	(628)	(473)
Net earnings		689	736	2,244	2,001
Net earnings attributable to:
Common shareholders		569	642	1,916	1,735
Preferred shareholders		36	33	105	93
Non-controlling interest		84	61	223	173
Net earnings		689	736	2,244	2,001
Net earnings per common share
Basic	8	0.74	0.83	2.48	2.26
Diluted	8	0.74	0.83	2.48	2.26

Average number of common shares outstanding – basic (millions)		774.2	777.6	774.1	769.1

Consolidated Statements of Comprehensive Income (Loss)

FOR THE PERIOD ENDED SEPTEMBER 30	THREE MONTHS		NINE MONTHS
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Net earnings	689	736	2,244	2,001
Other comprehensive loss, net of income taxes
Net change in value on available-for-sale financial assets, net of income taxes of nil	(2)	–	1	(101)
Net change in value on derivatives designated as cash flow hedges, net of income taxes of $3 million and ($27) million for the three months ended September 30, 2012 and 2011, respectively, and $3 million and ($20) million for the nine months ended September 30, 2012 and 2011, respectively	(21)	77	(21)	56
Actuarial losses on employee benefit plans, net of income taxes of $164 million and $326 million for the three months ended September 30, 2012 and 2011, respectively, and net of income taxes of $428 million and $355 million for the nine months ended September 30, 2012 and 2011, respectively	(444)	(951)	(1,132)	(1,037)
Other comprehensive loss	(467)	(874)	(1,152)	(1,082)
Comprehensive income (loss)	222	(138)	1,092	919
Comprehensive income (loss) attributable to:
Common shareholders	149	(148)	867	751
Preferred shareholders	36	33	105	93
Non-controlling interest	37	(23)	120	75
Comprehensive income (loss)	222	(138)	1,092	919

28  BCE INC.  Q3 2012  QUARTERLY REPORT

Consolidated Statements of Changes in Equity

		ATTRIBUTABLE TO BCE SHAREHOLDERS
						ACCUMULATED
FOR THE NINE MONTHS						OTHER
ENDED SEPTEMBER 30, 2012				SHARES		COMPREHEN-			NON-
(in millions of Canadian dollars)		PREFERRED	COMMON	SUBJECT TO	CONTRIBUTED	SIVE (LOSS)			CONTROLLING	TOTAL
(unaudited)	NOTE	SHARES	SHARES	CANCELLATION	SURPLUS	INCOME	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2012		3,115	13,566	(50)	2,527	5	(5,385)	13,778	981	14,759
Net earnings		–	–	–	–	–	2,021	2,021	223	2,244
Other comprehensive loss		–	–	–	–	(20)	(1,029)	(1,049)	(103)	(1,152)
Comprehensive income (loss)		–	–	–	–	(20)	992	972	120	1,092
Preferred shares issued	12	280	–	–	–	–	(3)	277	–	277
Common shares issued under stock option plan		–	34	–	(4)	–	–	30	–	30
Common shares issued from treasury stock		–	24	–	–	–	–	24	–	24
Common shares repurchased and cancelled	12	–	(46)	–	(3)	–	(58)	(107)	–	(107)
Common shares subject to cancellation	12	–	–	50	–	–	–	50	–	50
Other share-based payments		–	–	–	35	–	(1)	34	5	39
Dividends declared on BCE common and preferred shares		–	–	–	–	–	(1,384)	(1,384)	–	(1,384)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	–	(255)	(255)
Issue of equity securities by subsidiaries to non-controlling interest		–	–	–	–	–	–	–	11	11
Balance at September 30, 2012		3,395	13,578	–	2,555	(15)	(5,839)	13,674	862	14,536

	ATTRIBUTABLE TO BCE SHAREHOLDERS
				ACCUMULATED
				OTHER
FOR THE NINE MONTHS ENDED				COMPREHEN-			NON-
SEPTEMBER 30, 2011	PREFERRED	COMMON	CONTRIBUTED	SIVE (LOSS)			CONTROLLING	TOTAL
(in millions of Canadian dollars) (unaudited)	SHARES	SHARES	SURPLUS	INCOME	DEFICIT	TOTAL	INTEREST	EQUITY
Balance at January 1, 2011	2,770	12,691	2,579	66	(7,952)	10,154	14	10,168
Net earnings	–	–	–	–	1,828	1,828	173	2,001
Other comprehensive loss	–	–	–	(47)	(937)	(984)	(98)	(1,082)
Comprehensive income (loss)	–	–	–	(47)	891	844	75	919
Preferred shares issued	345	–	–	–	(11)	334	–	334
Common shares issued under stock option plan	–	130	(15)	–	–	115	–	115
Other share-based payments	–	–	20	–	(2)	18	6	24
Common shares issued for the acquisition of CTV	–	764	–	–	–	764	–	764
Acquisition of CTV	–	–	–	–	–	–	266	266
Dividends declared on BCE common and preferred shares	–	–	–	–	(1,269)	(1,269)	–	(1,269)
Dividends declared by subsidiaries to non-controlling interest	–	–	–	–	–	–	(212)	(212)
Issue of equity securities by subsidiaries to non-controlling interest	–	–	–	–	–	–	281	281
Equity transaction with non-controlling interest	–	–	(54)	–	–	(54)	48	(6)
Conversion of fund unit liability	–	–	–	13	2,716	2,729	331	3,060
Balance at September 30, 2011	3,115	13,585	2,530	32	(5,627)	13,635	809	14,444

BCE INC.  Q3 2012  QUARTERLY REPORT  29

Consolidated Statements of Financial Position

		SEPTEMBER 30,	DECEMBER 31,
(in millions of Canadian dollars) (unaudited)	NOTE	2012	2011
ASSETS
Current assets
Cash		130	130
Cash equivalents		418	45
Trade and other receivables		2,800	3,119
Current tax receivable		72	43
Inventory		407	427
Prepaid expenses		361	262
Other current assets		120	152
Total current assets		4,308	4,178
Non-current assets
Property, plant and equipment		19,916	18,785
Intangible assets		7,751	8,013
Deferred tax assets		284	329
Investments in associates and joint ventures	9	780	307
Other non-current assets		529	629
Goodwill		7,185	7,185
Total non-current assets		36,445	35,248
Total assets		40,753	39,426

LIABILITIES
Current liabilities
Trade payables and other liabilities		3,659	4,056
Interest payable		149	134
Dividends payable		459	415
Current tax liabilities		243	47
Debt due within one year		1,563	2,106
Total current liabilities		6,073	6,758
Non-current liabilities
Long-term debt	10	14,021	12,721
Deferred tax liabilities		630	881
Employee benefit obligations		4,311	2,966
Other non-current liabilities		1,182	1,341
Total non-current liabilities		20,144	17,909
Total liabilities		26,217	24,667

EQUITY
Equity attributable to BCE shareholders
Preferred shares	12	3,395	3,115
Common shares	12	13,578	13,566
Shares subject to cancellation	12	–	(50)
Contributed surplus		2,555	2,527
Accumulated other comprehensive (loss) income		(15)	5
Deficit		(5,839)	(5,385)
Equity attributable to BCE shareholders		13,674	13,778
Non-controlling interest		862	981
Total equity		14,536	14,759
Total liabilities and equity		40,753	39,426

30  BCE INC.  Q3 2012  QUARTERLY REPORT

Consolidated Statements of Cash Flows

FOR THE NINE MONTHS ENDED SEPTEMBER 30
(in millions of Canadian dollars) (unaudited)	NOTE	2012	2011
Cash flows from operating activities
Net earnings		2,244	2,001
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	5	63	410
Depreciation and amortization		2,521	2,419
Net employee benefit plans cost		91	146
Net interest expense		628	608
Gains on investments	6	(8)	(89)
Income taxes		628	473
Contributions to employee pension plans		(256)	(530)
Payments under other employee future benefit plans		(74)	(76)
Severance and other costs paid		(170)	(343)
Acquisition costs paid		(96)	(42)
Interest paid		(599)	(561)
Income taxes paid (net of refunds)		(189)	(57)
Net change in operating assets and liabilities		(94)	(328)
Cash flows from operating activities		4,689	4,031
Cash flows used in investing activities
Capital expenditures		(2,601)	(2,248)
Business acquisitions		(5)	(680)
Increase in investments	9	(401)	(6)
Decrease in investments		16	50
Other investing activities		6	6
Cash flows used in investing activities		(2,985)	(2,878)
Cash flows used in financing activities
Decrease in notes payable and bank advances		(106)	(24)
Reduction in trade receivables securitization program		(15)	(350)
Issue of long-term debt	10	1,033	2,306
Repayment of long-term debt		(834)	(2,008)
Issue of common shares		30	115
Issue of preferred shares	12	280	345
Issue of equity securities by subsidiaries to non-controlling interest		11	288
Repurchase of common shares	12	(107)	–
Cash dividends paid on common shares		(1,243)	(1,117)
Cash dividends paid on preferred shares		(94)	(87)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(255)	(243)
Other financing activities		(31)	(45)
Cash flows used in financing activities		(1,331)	(820)
Net increase in cash		–	3
Cash at beginning of period		130	129
Cash at end of period		130	132
Net increase in cash equivalents		373	330
Cash equivalents at beginning of period		45	642
Cash equivalents at end of period		418	972

BCE INC.  Q3 2012  QUARTERLY REPORT  31

Notes to Consolidated Financial Statements

These interim consolidated financial statements should be read in conjunction with BCE’s 2011 annual consolidated financial statements, approved by BCE’s board of directors on March 8, 2012.

These notes are unaudited.

We, us, our, BCE and the company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries.

Note 1: Corporate Information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander Graham Bell, Verdun, Québec, Canada. BCE is a communications and media company providing wireline, wireless, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides specialty TV, digital media, conventional TV and radio broadcasting entertainment services to customers across Canada. The Bell Media segment was formed on April 1, 2011, the effective date of our acquisition of the remaining 85% of common shares of CTV Inc. (CTV) that we did not already own.

Note 2: Basis of Presentation and Significant Accounting Policies

These consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on October 31, 2012. These consolidated interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant Accounting Policies in our consolidated financial statements for the year ended December 31, 2011. The consolidated interim financial statements do not include all of the notes required in annual financial statements.
     All amounts are in millions of Canadian dollars, except where noted.

FUTURE CHANGES TO ACCOUNTING STANDARDS

In June 2011, the IASB amended IAS 19 – Employee Benefits. Annual finance expense for a funded employee benefit plan will include net interest expense or income, calculated by applying the discount rate to the net defined benefit (DB) asset or liability, thereby reducing the current expected return on plan assets to a return that is equal to the discount rate. Entities will segregate changes in the DB obligation and in the fair value of plan assets into three components: service costs, net interest on the net DB liabilities (assets) and remeasurements of the net DB liabilities (assets). The amendments also eliminate the corridor approach for recognizing actuarial gains and losses and enhance disclosure about the risks arising from DB plans. The amendments to IAS 19 must be applied retrospectively (with certain exceptions) for annual periods beginning on or after January 1, 2013, with early adoption permitted. We will apply the amended standard for the fiscal year commencing January 1, 2013.
     The amended standard will not affect our Consolidated Statement of Financial Position or our Consolidated Statement of Cash Flows. The expected impacts of the decrease in the return on plan assets, as a result of the amended standard, on our Consolidated Income Statements and Consolidated Statements of Comprehensive Income are as follows:

					TWELVE
	THREE MONTHS		NINE MONTHS		MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2012	2011	2012	2011	2011
Net employee benefit plans interest expense increase	(61)	(53)	(182)	(156)	(209)
Net earnings decrease	(45)	(36)	(134)	(112)	(150)
Other comprehensive loss decrease	45	36	134	112	150
Earnings per share decrease	(0.06)	(0.05)	(0.17)	(0.14)	(0.18)

32  BCE INC.  Q3 2012  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 3: Segmented Information

The following tables present financial information by segment for the three months and nine months ended September 30, 2012 and 2011.

				INTER-			INTER-
				SEGMENT			SEGMENT
FOR THE THREE MONTHS ENDED	BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
SEPTEMBER 30, 2012	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	2,427	1,420	496	–	4,343	639	–	4,982
Inter-segment	78	14	50	(93)	49	59	(108)	–
Total operating revenues	2,505	1,434	546	(93)	4,392	698	(108)	4,982
Operating costs	(1,527)	(880)	(390)	93	(2,704)	(367)	108	(2,963)
Segment profit(1)	978	554	156	–	1,688	331	–	2,019
Severance, acquisition and other costs	(16)	(1)	(6)	–	(23)	(1)	–	(24)
Depreciation and amortization	(565)	(122)	(29)	–	(716)	(138)	–	(854)
Finance costs
Interest expense								(223)
Interest on employee benefit obligations								(243)
Expected return on pension plan assets								267
Other expense								(5)
Earnings before income taxes								937

(1)	The chief operating decision maker uses only one measure of profit to make decisions and assess performance, being operating revenues less operating costs for the segment.

				INTER-			INTER-
				SEGMENT			SEGMENT
FOR THE THREE MONTHS ENDED	BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
SEPTEMBER 30, 2011	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	2,529	1,330	407	–	4,266	644	–	4,910
Inter-segment	81	9	28	(71)	47	56	(103)	–
Total operating revenues	2,610	1,339	435	(71)	4,313	700	(103)	4,910
Operating costs	(1,567)	(858)	(354)	71	(2,708)	(364)	103	(2,969)
Segment profit	1,043	481	81	–	1,605	336	–	1,941
Severance, acquisition and other costs	(91)	(9)	(3)	–	(103)	(27)	–	(130)
Depreciation and amortization	(536)	(107)	(27)	–	(670)	(138)	–	(808)
Finance costs
Interest expense								(210)
Interest on employee benefit obligations								(247)
Expected return on pension plan assets								259
Other income								11
Earnings before income taxes								816

BCE INC.  Q3 2012  QUARTERLY REPORT  33

Notes to Consolidated Financial Statements

				INTER-			INTER-
				SEGMENT			SEGMENT
FOR THE NINE MONTHS ENDED	BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
SEPTEMBER 30, 2012	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	7,378	4,075	1,468	–	12,921	1,893	–	14,814
Inter-segment	234	40	124	(254)	144	174	(318)	–
Total operating revenues	7,612	4,115	1,592	(254)	13,065	2,067	(318)	14,814
Operating costs	(4,623)	(2,484)	(1,203)	254	(8,056)	(1,089)	318	(8,827)
Segment profit	2,989	1,631	389	–	5,009	978	–	5,987
Severance, acquisition and other costs	(26)	(8)	(22)	–	(56)	(7)	–	(63)
Depreciation and amortization	(1,656)	(359)	(84)	–	(2,099)	(422)	–	(2,521)
Finance costs
Interest expense								(633)
Interest on employee benefit obligations								(728)
Expected return on pension plan assets								802
Other income								28
Earnings before income taxes								2,872

				INTER-			INTER-
				SEGMENT			SEGMENT
FOR THE NINE MONTHS ENDED	BELL	BELL	BELL	ELIMINA-		BELL	ELIMINA-
SEPTEMBER 30, 2011	WIRELINE	WIRELESS	MEDIA	TIONS	BELL	ALIANT	TIONS	BCE
Operating revenues
External customers	7,680	3,840	907	–	12,427	1,904	–	14,331
Inter-segment	232	26	57	(185)	130	170	(300)	–
Total operating revenues	7,912	3,866	964	(185)	12,557	2,074	(300)	14,331
Operating costs	(4,754)	(2,464)	(760)	185	(7,793)	(1,078)	300	(8,571)
Segment profit	3,158	1,402	204	–	4,764	996	–	5,760
Severance, acquisition and other costs	(186)	(13)	(173)	–	(372)	(38)	–	(410)
Depreciation and amortization	(1,630)	(326)	(53)	–	(2,009)	(410)	–	(2,419)
Finance costs
Interest expense								(627)
Interest on employee benefit obligations								(736)
Expected return on pension plan assets								772
Other income								134
Earnings before income taxes								2,474

34  BCE INC.  Q3 2012  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 4: Operating Costs

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2012	2011	2012	2011
Labour costs
Wages, salaries and related taxes and benefits		(1,035)	(1,057)	(3,078)	(3,010)
Employee benefit plans service cost (net of capitalized amounts)	11	(37)	(62)	(165)	(182)
Other labour costs(1)		(228)	(227)	(665)	(674)
Less:
Capitalized labour		215	210	652	614
Total labour costs		(1,085)	(1,136)	(3,256)	(3,252)
Cost of revenues(2)		(1,417)	(1,371)	(4,226)	(3,967)
Other operating costs(3)		(461)	(462)	(1,345)	(1,352)
Total operating costs		(2,963)	(2,969)	(8,827)	(8,571)

(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 5: Severance, Acquisition and Other Costs

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2012	2011	2012	2011
Severance costs	(10)	(121)	(33)	(182)
Acquisition and other costs	(14)	(9)	(30)	(228)
Total severance, acquisition and other costs	(24)	(130)	(63)	(410)

SEVERANCE COSTS

Severance costs consist of employee termination charges related to involuntary and voluntary workforce reduction initiatives.

ACQUISITION AND OTHER COSTS

Acquisition costs consist of transaction costs, such as legal and bankers’ fees, employee severance costs related to the purchase or sale of a business and the costs to integrate acquired companies into Bell’s operations, when the integration costs are significant.
     Other costs consist of real estate costs for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, as well as certain other costs.
     Acquisition and other costs for the nine months ended September 30, 2011 include $164 million relating to the Canadian Radio-television and Telecommunications Commission (CRTC) tangible benefits obligation resulting from our acquisition of CTV, $20 million relating to the write-off of remaining payments on certain leased equipment and $10 million relating to an administrative amount levied by the federal Competition Bureau.

BCE INC.  Q3 2012  QUARTERLY REPORT  35

Notes to Consolidated Financial Statements

Note 6: Other (Expense) Income

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2012	2011	2012	2011
Net mark-to-market gain on economic hedges	10	36	23	55
Equity (loss) income	(16)	(2)	(1)	24
Gains on investments	–	–	8	89
Impairment of assets	–	4	3	(17)
Interest income	3	3	5	19
Losses on disposal / retirement of software, plant and equipment	(12)	(10)	(25)	(23)
Other	10	(20)	15	(13)
Other (expense) income	(5)	11	28	134

GAINS ON INVESTMENTS

Gains on investments of $89 million in the second quarter of 2011 resulted from a gain on remeasurement of our previously held 15% equity interest in CTV at the acquisition date. As a result, we reclassified unrealized gains of $89 million from Accumulated other comprehensive loss to Other income. We used the average cost method to determine the gain.

IMPAIRMENT OF ASSETS

We recognized an impairment charge of $21 million in the first quarter of 2011 relating to our Calgary Westwinds campus that is under a finance lease, resulting from an arrangement to sublease the premises in their entirety. The charge was determined by comparing the carrying value of our leasehold interest to its fair value less costs to sell, based on the expected future discounted cash flows using a discount rate of 4.92%. The carrying value of our leasehold interest was $67 million prior to the impairment.
     In the third quarter of 2011, we revised the discount rate used to determine the fair value less costs to sell to 4.25% to reflect lower market rates. As a result, we reduced our impairment charge by $4 million.
     In June 2012, the sublessee occupied the property and assumed the majority of our lease obligation and the asset now is considered sold.

Note 7: Income Taxes

For the three months ended September 30, 2011 and the nine months ended September 30, 2012 and September 30, 2011, various uncertain tax positions were settled, which resulted in the reversal of non-current and deferred tax liabilities.

Note 8: Earnings Per Share

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2012	2011	2012	2011
Net earnings attributable to common shareholders – basic	569	642	1,916	1,735
Dividends declared per common share (in dollars)	0.5675	0.5175	1.6525	1.5275
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	774.2	777.6	774.1	769.1
Assumed exercise of stock options(1)	0.6	0.6	0.4	0.4
Weighted average number of common shares outstanding – diluted	774.8	778.2	774.5	769.5

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that will not be exercised because their exercise price is higher than the average market value of a BCE common share. The number of excluded options was 21,168 and 2,633,047 in the third quarter and first nine months of 2012, respectively, compared to 134,652 and 2,541,210 in the third quarter and first nine months of 2011.

36  BCE INC.  Q3 2012  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 9: Investments in Associates

MAPLE LEAF SPORTS AND ENTERTAINMENT LTD. (MLSE)

On August 22, 2012, BCE, together with the BCE Master Trust Fund (Master Trust), in a joint ownership arrangement with Rogers Communications Inc. (Rogers), acquired a net 75% ownership position in MLSE. BCE’s net cash contribution totalled $398 million. Through a co-investment arrangement with BCE, the Master Trust, an independent trust that holds pension fund investments serving the pension obligations of BCE group pension plans, contributed $135 million toward the MLSE acquisition. BCE and the Master Trust own an aggregate 37.5% interest in MLSE through a holding company controlled by BCE in which BCE and the Master Trust hold approximate interests of 75% and 25%, respectively. BCE recorded an investment in MLSE totalling $533 million and a liability of $135 million for BCE’s obligation to repurchase the Master Trust’s interest at an agreed minimum price should the Master Trust exercise its put option. BCE accounts for the 37.5% interest in MLSE using the equity method.
     As required by the terms of the National Hockey League’s approval of the MLSE acquisition, BCE’s governance rights with respect to its ownership interest in the Montreal Canadiens Hockey Club were modified. While our ownership interest in the Montreal Canadiens Hockey Club remains unchanged, we no longer have the ability to exercise significant influence over its operations. As such, the investment was reclassified from investment in associates to available-for-sale investments and is included in Other non-current assets.

Q9 NETWORKS INC. (Q9)

On October 17, 2012, an investor group comprising BCE, Ontario Teachers’ Pension Plan Board (Teachers’), Providence Equity Partners LLC (Providence) and Madison Dearborn Partners LLC (Madison Dearborn) announced the completion of its acquisition of Canadian data centre operator Q9. Of the $1.1 billion purchase price, Teachers’, Providence, and Madison Dearborn together contributed $430 million and BCE provided $185 million of the equity funding. New debt financing by Q9 also funded a portion of the acquisition price. Q9 will be accounted for using the equity method.
     Concurrent with the acquisition closing, BCE and its partners have settled the reverse break-fee proceedings initiated in 2008 after the termination of the proposed privatization of BCE. Under the settlement, BCE received certain consideration, including increased equity ownership in Q9, and an option at a favourable valuation to acquire the partners’ entire equity interest in Q9 in the future.

Note 10: Debt Issuance

On June 18, 2012, Bell Canada issued 3.35% Series M-25 medium-term notes (MTN) Debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on June 18, 2019.
     A new satellite was launched successfully on May 17, 2012 and was placed in service on June 15, 2012. In Q2 2012, we recorded a finance lease obligation of $476 million and a capital asset of $572 million, including $96 million of capitalized launch and setup costs.

BCE INC.  Q3 2012  QUARTERLY REPORT  37

Notes to Consolidated Financial Statements

Note 11: Employee Benefit Plans

EMPLOYEE BENEFIT PLANS COST

We provide pension and other post-employment benefits for most of our employees. These include DB pension plans, defined contribution (DC) pension plans, post-employment benefits (PEBs) and long-term disability benefits. The cost of these plans are tabled below.

Components of Employee Benefit Plans Service Cost

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2012	2011	2012	2011
DB	(54)	(56)	(161)	(164)
DC	(16)	(16)	(55)	(47)
PEBs cost	(1)	(2)	(5)	(5)
Plan amendment gain on PEBs(1)	24	–	24	–
Less:
Capitalized benefit plans cost	10	12	32	34
Total employee benefit plans service cost	(37)	(62)	(165)	(182)

(1)	In the third quarter of 2012, we recorded a gain relating to the phase-out of post-employment benefits for certain employees.

Components of Employee Benefit Plans Financing Cost

	DB PENSION PLANS COST		POST-EMPLOYMENT BENEFITS COST		LONG-TERM DISABILITY COST		TOTAL

FOR THE THREE MONTHS
ENDED SEPTEMBER 30	2012	2011	2012	2011	2012	2011	2012	2011
Interest on obligations	(220)	(223)	(20)	(22)	(3)	(2)	(243)	(247)
Expected return on plan assets	264	255	3	4	–	–	267	259
Net employee benefit plans financing cost	44	32	(17)	(18)	(3)	(2)	24	12

	DB PENSION PLANS COST		POST-EMPLOYMENT BENEFITS COST		LONG-TERM DISABILITY COST		TOTAL

FOR THE NINE MONTHS
ENDED SEPTEMBER 30	2012	2011	2012	2011	2012	2011	2012	2011
Interest on obligations	(658)	(664)	(61)	(64)	(9)	(8)	(728)	(736)
Expected return on plan assets	792	761	10	11	–	–	802	772
Net employee benefit plans financing cost	134	97	(51)	(53)	(9)	(8)	74	36

Note 12: Share Capital

CONVERSION OF PREFERRED SHARES

On September 1, 2012, 2,957,474 of BCE’s 10,081,586 Cumulative Redeemable First Preferred Shares, Series AA (Series AA Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AB (Series AB Preferred Shares). In addition, on September 1, 2012, 3,020,190 of BCE’s 9,918,414 Series AB Preferred Shares were converted, on a one-for-one basis, into Series AA Preferred Shares. The balance of the Series AA Preferred Shares and Series AB Preferred Shares that were not converted remain outstanding.
     Dividends on all series of preferred shares will be paid as and when declared by the board of directors of BCE.
     For the five-year period beginning on September 1, 2012, the Series AA Preferred Shares will pay equal quarterly dividends based on an annual fixed dividend rate of 3.45%. The series AB Preferred Shares will continue to pay a monthly floating cash dividend.

38  BCE INC.  Q3 2012  QUARTERLY REPORT

Notes to Consolidated Financial Statements

ISSUANCE OF PREFERRED SHARES

On January 4, 2012, BCE issued an additional 11,200,000 Cumulative Redeemable First Preferred Shares, Series AK (Series AK Preferred Shares) for total gross proceeds of $280 million. Issuance costs were $8 million. There are 25,000,000 Series AK Preferred Shares outstanding.
     For the period ending on December 30, 2016, the Series AK Preferred Shares will pay, as and when declared by the board of directors of BCE, a quarterly dividend based on an annual fixed dividend rate of 4.15%. The Series AK Preferred Shares will, subject to certain conditions, be convertible at the holder’s option into Cumulative Redeemable First Preferred Shares, Series AL, on December 31, 2016 and on December 31 every five years thereafter.

2011 NORMAL COURSE ISSUER BID (NCIB) PROGRAM

In December 2011, BCE announced its plan to repurchase up to $250 million of its outstanding common shares through a NCIB. In December 2011, 3,500,466 common shares were repurchased for $143 million.
     At December 31, 2011, there were 1,222,900 common shares subject to cancellation. In January 2012, we cancelled and paid for 142,900 common shares that were purchased in December 2011 for a total cost of $6 million. Also in January 2012, we settled a $44 million liability related to an agreement with a financial institution to purchase an additional 1,080,000 common shares. All of these common shares were included in outstanding common shares as at December 31, 2011 and were cancelled in January 2012.
     An additional 1,381,539 common shares were purchased and cancelled under the 2011 NCIB for a total of $57 million during the first quarter of 2012 and the program was complete in March 2012.

Note 13: Share-Based Payments

The following share-based payment amounts are included in the income statements as operating costs.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2012	2011	2012	2011
Employee savings plans (ESPs)	(8)	(7)	(24)	(18)
Restricted share units (RSUs)	(7)	(4)	(23)	(12)
Deferred share plans – Bell Aliant	(2)	(2)	(8)	(8)
Other(1)	(1)	(1)	(5)	(3)
Total share-based payments	(18)	(14)	(60)	(41)

(1)	Includes deferred share units (DSUs) and stock options.

The following tables show the change in outstanding ESPs, RSUs, DSUs and stock options for the nine months ended September 30, 2012.

ESPs

NUMBER
OF ESPs
Unvested contributions, January 1, 2012	1,029,621
Contributions	517,291
Dividends credited	33,706
Vested	(150,077)
Forfeited	(131,770)
Unvested contributions, September 30, 2012	1,298,771

BCE INC.  Q3 2012  QUARTERLY REPORT  39

Notes to Consolidated Financial Statements

RSUs

NUMBER
OF RSUs
Outstanding, January 1, 2012	1,257,523
Granted	1,236,615
Dividends credited	79,908
Settled	(31,559)
Forfeited	(68,856)
Outstanding, September 30, 2012	2,473,631

DSUs

NUMBER
OF DSUs
Outstanding, January 1, 2012	3,351,526
Issued	179,007
Dividends credited	129,174
Settled	(282,490)
Outstanding, September 30, 2012	3,377,217

STOCK OPTIONS

		WEIGHTED
		AVERAGE
	NUMBER OF	EXERCISE
	OPTIONS	PRICE ($)
Outstanding, January 1, 2012	4,027,309	$33
Granted	2,656,252	$40
Exercised(1)	(1,026,962)	$30
Expired	(4,850)	$28
Forfeited	(90,274)	$37
Outstanding, September 30, 2012	5,561,475	$37
Exercisable, September 30, 2012	690,822	$31

(1)	The weighted average share price for options exercised during the nine months ended September 30, 2012 was $42.

Assumptions Used in Stock Option Pricing Model

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2012
Weighted average fair value per option granted ($)	$3
Weighted average share price ($)	$40
Weighted average exercise price ($)	$40
Dividend yield	5.4%
Expected volatility	21%
Risk-free interest rate	1.4%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

40  BCE INC.  Q3 2012  QUARTERLY REPORT

Notes to Consolidated Financial Statements

Note 14: Commitments

PROPOSED ACQUISITION OF ASTRAL MEDIA INC. (ASTRAL)

Following extensive public hearings held during the week of September 10, 2012, on October 18, 2012, the CRTC issued Broadcasting Decision CRTC 2012-574 pursuant to which it denied BCE’s application to acquire Montréal-based Astral. On October 22, 2012, BCE requested that the federal Cabinet issue a policy direction to the CRTC to require it to adhere to its existing policies when considering broadcast acquisitions. If successful, BCE and Astral would re-apply to the CRTC for approval of the transaction.
     BCE initiated its proposed acquisition of Astral on March 16, 2012 with the signing of a definitive agreement to acquire all of the issued and outstanding shares of Astral. The transaction is valued at approximately $3.38 billion, including net debt of $380 million. On May 24 and May 25, 2012, the transaction was approved by over 99% of Astral shareholders and by the Québec Superior Court, respectively.
     To fund the proposed acquisition of Astral, on March 16, 2012, BCE secured a three-year unsecured committed credit facility in an amount of up to $3.5 billion. On June 18, 2012, Bell Canada issued 3.35% Series M-25 MTN Debentures with a principal amount of $1 billion and consequently, on July 13, 2012, the original $3.5 billion credit commitment was replaced with a $2.5 billion three-year unsecured committed credit agreement.
     If the CRTC’s decision stands, one of the closing conditions for BCE’s acquisition of Astral will not be met and the transaction will not proceed. A break-up fee of $150 million is payable by BCE to Astral should the transaction not close for regulatory reasons. The transaction also remains subject to approval by the Competition Bureau and is subject to other customary closing conditions.
     On October 25, 2012, Astral announced an extension of the Outside Date (as defined under the definitive agreement entered into by BCE and Astral) to December 16, 2012. BCE and Astral both have the right to further postpone the Outside Date to January 15, 2013.

BCE INC.  Q3 2012  QUARTERLY REPORT  41

This document has been filed by BCE Inc.
with Canadian securities commissions and
the U.S. Securities and Exchange Commission.
It can be found on BCE Inc.’s website at www.bce.ca,
on SEDAR at www.sedar.com and on EDGAR at
www.sec.gov or is available upon request from:

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www.bce.ca

e-mail: investor.relations@bce.ca
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For additional copies of these statements,
please contact investor relations.

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reports, please contact:

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tel: 416-360-7725
or 1-800-561-0934
fax: 416-643-5501
or 1-888-249-6189
e-mail: bce@canstockta.com

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PRINTED IN CANADA / 12-11 BCE-3E